UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-157796, and the registration statements on Form S-8, File No. 333-13570 and File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the three-month period ended June 30, 2009. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 14 Wall Street, Suite 6B, New York, NY 10005.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events and results, including statements contained under “Outlook” as well as dividend guidance and other information relating to expectations or targets for revenue or other performance measures. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook”, “should” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; changes in general economic and business conditions, including the significant economic decline currently underway in the markets in which we and our subsidiaries and associated companies operate; ongoing instability and volatility in worldwide financial markets; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere; the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs; actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; changes in currency exchange rates and interest rates; and the reorganization of our fixed-line and mobile operations in Germany. Additionally, we periodically assess our goodwill and other long-term intangibles and tangible assets for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information – Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Currencies and Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. “Pound sterling” means the lawful currency of the United Kingdom.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2008.

International Financial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission.

Deutsche Telekom at a glance.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Domestic	6,817	7,184	(5.1)	13,760	14,438	(4.7)	28,885
International	9,421	7,941	18.6	18,380	15,665	17.3	32,781
Profit from operations	2,012	1,868	7.7	2,256	4,166	(45.8)	7,040
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Profit before income taxes	997	892	11.8	499	2,513	(80.1)	3,452
Depreciation, amortization and impairment losses	(3,015)	(2,698)	(11.7)	(7,713)	(5,355)	(44.0)	(10,975)
Net profit (loss)	521	394	32.2	(603)	1,318	n.a.	1,483
Earnings per share/ADSa, basic/diluted (€)	0.12	0.09	33.3	(0.14)	0.30	n.a.	0.34
Cash capexb	(2,211)	(1,837)	(20.4)	(4,822)	(3,629)	(32.9)	(8,707)
Net cash from operating activities	3,512	3,682	(4.6)	6,478	7,013	(7.6)	15,368

Number of employees at balance sheet date.

	June 30, 2009	Mar. 31, 2009	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008	Change June 30, 2009/ June 30, 2008%
Deutsche Telekom Group	261,373	260,798	0.2	227,747	14.8	235,794	10.8
Non-civil servants	229,990	228,928	0.5	195,634	17.6	202,151	13.8
Civil servants (Germany)	31,383	31,870	(1.5)	32,113	(2.3)	33,643	(6.7)

Number of fixed-network and mobile customers.

		June 30, 2009	Mar. 31, 2009	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008	Change June 30, 2009/ June 30, 2008%
Fixed-network linesc,d	(millions)	39.6	40.3	(1.7)	41.1	(3.6)	42.8	(7.5)
Broadband linesd,e	(millions)	17.2	17.0	1.2	16.7	3.0	16.0	7.5
Mobile customersf	(millions)	149.8	148.4	0.9	147.6	1.5	141.8	5.6

a	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c
Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services. Approximately 160,000 business customers have been included in the Broadband/Fixed Network operating segment since January 1, 2009. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. Internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

d
From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the Broadband/Fixed-Network operating segment. Prior-year figures have been adjusted on a pro forma basis.

e	Broadband lines in operation, including Germany and Southern and Eastern Europe.
f
Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. From February 2009, the mobile communications business of COSMOTE (a subsidiary of the OTE group) in Greece, Romania, Bulgaria and Albania is included in the Mobile Communications Europe operating segment. Prior-year figures have been adjusted on a pro forma basis.

Developments in the Group.

Net revenue of the Group increased by 6.8 percent year-on-year in the first half of 2009 to EUR 32.1 billion.

Domestic net revenue amounted to EUR 13.8 billion, less than in the first half of 2008. International net revenue increased year-on-year from EUR 15.7 billion to EUR 18.4 billion and the proportion of net revenue generated outside Germany increased from 52.0 percent to 57.2 percent.

Net loss amounted to EUR 0.6 billion in the first half of 2009, compared with a net profit of EUR 1.3 billion in the first half of 2008.

Corporate governance.

In the Declaration of Conformity released on December 4, 2008 pursuant to § 161 of the German Stock Corporation Act, the Supervisory Board and Board of Management of Deutsche Telekom AG declared that, in the period since submission of the previous declaration of conformity, Deutsche Telekom AG had complied, without exception, with the recommendations of the Government Commission for the German Corporate Governance Code published on July 20, 2007 and, without exception, with the recommendations published on August 8, 2008.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom's Annual Report on Form 20-F for the 2008 financial year.

Highlights.

Events in the second quarter of 2009.

Group.

    Deutsche Telekom specifies details of new structure.

On April 29, 2009, the Supervisory Board of Deutsche Telekom AG approved a more regional and integrated structure for the Company.  This restructuring of the business in Germany is a continuation of activities started in the fall of 2006 with the integration of the sales and customer service functions in Germany.  Subject to approval by the shareholders and financial authorities, there are two stages in the implementation of the new structure:

T-Mobile International AG was merged into Deutsche Telekom AG effective July 6, 2009. T-Mobile Deutschland GmbH has thus become a direct subsidiary of Deutsche Telekom AG.

T-Home and T-Mobile Deutschland GmbH are to be combined to form a single company which will be a wholly-owned subsidiary of Deutsche Telekom AG.

An extraordinary shareholders’ meeting will be called in late fall of this year in order to gain the approval of shareholders, after which the new structure will quickly be implemented. The three service companies (Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH, and Deutsche Telekom Netzproduktion GmbH) and Telekom Shop Vertriebsgesellschaft mbH will then become wholly-owned subsidiaries of the new company for German operations.

    Issuances in the second quarter of 2009.

Deutsche Telekom issued a benchmark bond through its financing arm Deutsche Telekom International Finance B.V. in the second quarter of 2009 - a U.S. dollar bond for USD 1.5 billion on June 22, 2009. The five-year tranche has a coupon of 4.875 percent, the ten-year tranche a coupon of 6 percent.

In addition, several medium-term notes were issued in the second quarter of 2009. On April 9, 2009, Deutsche Telekom issued a 13-year medium-term note in the amount of GBP 700 million (pounds sterling) with a coupon of 6.5 percent through Deutsche Telekom International Finance B.V. On April 22, 2009, Deutsche Telekom AG also issued a five-year medium-term note in the amount of CHF 400 million (Swiss francs) with a coupon of 3.75 percent. Furthermore, euro medium-term notes with a total volume of EUR 600 million and terms of five to eight years were issued through Deutsche Telekom International Finance B.V.

    Rating change by Fitch.

On April 23, 2009, Fitch Ratings lowered Deutsche Telekom's long-term rating by one notch from A- to BBB+. The outlook changed from negative to stable. The short-term rating was confirmed at F-2.

    Staff reduction, restructuring and recruitment to make the workforce competitive.

In the Group's German companies, socially responsible measures were used to reduce staff numbers further in the first half of 2009, essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. As part of the 3,500 or so planned new hires, 1,900 staff have already been recruited, of which 740 are professionals and 1,160 junior staff.

    2009 collective negotiations for Telekom Shop Vertriebsgesellschaft.

In the fourth round of negotiations, Telekom Shop Vertriebsgesellschaft (TSG) and the service trade union ver.di reached an accord on a collective agreement for the 5,000 or so employees of TSG on June 9, 2009. After a three-month salary freeze, salaries for all employees subject to collective agreements will increase by 2.5 percent from August 2009 and by another 1.8 percent from May 2010. For May to July 2009, the percentage increases will be realized through a one-time payment calculated from each individual’s annual target salary. The new collective agreement has a term of 24 months. Junior sales assistants will receive an additional 1 percent raise from August 2009, i.e., 3.5 percent overall. From May 2010, they will also receive approximately 1 percent on top of the 1.8 percent raise. The specific provision for junior sales assistants sends out a clear signal for TSG employees in the entry-level wage group, which now accounts for almost one third of the sales force.

    Deutsche Telekom leads the table.

In a readers' survey by Europe's largest trade journal, connect, Deutsche Telekom came out on top in seven categories: mobile network operator, triple play, DSL and telephone, mobile data flat rate, mobile portals, mobile discount and prepaid cards. T-Mobile, for instance, was rated the best network for the tenth time in a row. Deutsche Telekom's IPTV service came out winner in comparative tests by Computer Bild magazine and Stiftung Warentest, the German consumer testing organization, for example. A survey by the Internet portal PC Welt of around 1,600 users found  that T-Home has the best customer service of all DSL providers. The criteria included telephone hotline quality, e-mail support, fault clearance service and cost. T-Home was awarded a score of 2.2, the best mark received by any provider, for its customer service (1 being the highest mark possible).

Mobile Communications Europe.

    COSMOTE takes over Zapp in Romania.

The COSMOTE group has signed an agreement in Bucharest for the takeover of Telemobil S.A. (Zapp). The enterprise value, and therefore the value of the Zapp shares, is estimated at around EUR 61 million. COSMOTE will also take over the financial and other liabilities of Zapp, estimated at EUR 146 million and mainly relating to the roll-out of the 3G and CDMA networks. Zapp is the oldest mobile communications provider in the Romanian market. The 3G network currently covers 23 cities in Romania. Zapp generated revenue of EUR 61 million in 2008 with over 374,000 contract customers. The transaction is subject to approval from the relevant Romanian authorities.

    Integrative product innovations help Deutsche Telekom’s role as a leading provider of products for connected life and work.

The Family calling plan launched in the German market in May 2009 is the first to integrate mobile communications and fixed-network. It is ideally tailored to families as a target group and offers a good value flat rate. Family members with up to four cell phones and a fixed-network line can make unlimited calls to each other.

In Croatia, T-Mobile and T-Com jointly launched the Full Internet Tariff product in May 2009, which integrates fixed-network DSL and access to the mobile Internet through HotSpots, giving customers unlimited access to the Internet.

    Systematic and necessary expansion and modernization of network infrastructure to support  innovative products.

Having acquired a UMTS license in December 2008, T-Mobile Macedonia began to offer its customers 3G applications in June 2009. In the first phase, larger cities have access to the 3G network.

T-Mobile Austria was the first Austrian mobile communications operator to test the next-generation mobile network (NGMN) in a showcase project using Long-Term Evolution (LTE), in cooperation with Huawei.

    High-performance and intelligent terminal equipment make connected life and work an experience.

In June 2009, T-Mobile exclusively launched the successor model of the thriving Apple iPhone 3G – the iPhone 3G S – in Germany, the Netherlands and Austria. The iPhone 3G S is expected to go on sale in other countries, including countries in which COSMOTE mobile communications companies operate, in the third quarter of 2009.

Since the beginning of June 2009 the T-Mobile Jukebox has given music lovers in Germany and Austria access to around two million songs. As all copy protection has been removed, T-Mobile customers can now download the songs without worrying about digital rights management. T-Mobile reached agreements to this effect with virtually all major record companies and key independent labels.

·

Broadband/Fixed Network.

    Super-fast Internet connection for business customers.

With CompanyConnect 10M, Deutsche Telekom is providing its business customers throughout Germany with a professional Internet link over existing copper lines that features symmetrical transmission rates of up to 10 Mbit/s. This is around five times faster that the fastest previous CompanyConnect connection using copper lines. CompanyConnect 10M is ideal for business customers in regions that are not served by fiber networks, for example.

    Successful launch of the terminal equipment service package.

The service package, which was launched in Germany in April 2009, has been well received by customers. For a low monthly flat rate customers receive the latest terminal equipment and a comprehensive service package, including software updates, remote maintenance and installation support. Deutsche Kundenservice GmbH (DT KS), the Telekom shops and the Telekom online shop have recorded more than 20,000 bookings per week.

    Deutsche Telekom greatly expands content range.

Videoload has been offering VideoloadFree since the beginning of June 2009, a free service that is financed by automated, dynamically integrated advertising.

The market leader Softwareload has been available to customers in Switzerland and Austria since April 2009.

The internet portal wer-kennt-wen.de, one of the largest social networking sites on the German-speaking Internet, began offering its more than six million community members music to download in cooperation with Musicload in June 2009.

Systems Solutions.

    MAN concludes service agreement with T-Systems.

MAN AG signed a seven-year agreement with T-Systems in June 2009 to transfer IT services from MAN IT Services GmbH to T-Systems from July 1, 2009. T-Systems will be responsible for central services, such as networks and computing centers. T-Systems will operate the MAN group’s computing centers and the corporate network. The wide area network connects 400 sites in 23 countries. Deutsche Telekom’s corporate customer subsidiary has been engaged to consolidate the IT infrastructure. To this end, T-Systems is transferring all services into two separate high-security computing centers in Munich, which will from now on provide the MAN group with all IT services, as required. T-Systems’ Dynamic Services will adjust bandwidths, computing power and data storage capacity to MAN’s business development.

    T-Systems wins contract from Brenntag Asia Pacific.

Brenntag, one of the world's leading chemical distribution enterprises, has commissioned T-Systems to develop its international network. To expand its footprint, Brenntag will use information and communication technology services from the Deutsche Telekom subsidiary in Singapore, Thailand, India, Australia, Taiwan, Malaysia, Indonesia, Vietnam and the Philippines for the next three years. The IT-based corporate network will manage Brenntag's communication activities in the Asia-Pacific region. Under the new agreement, Brenntag Asia Pacific is also procuring SAP services dynamically and on demand. T-Systems will also operate Brenntag's software systems, in line with its core business.

    T-Systems takes over the Spanish IT service provider Metrolico.

T-Systems is boosting its business in Spain and Portugal with its acquisition of the Spanish IT service provider Metrolico from Lico Corporation. Deutsche Telekom’s systems arm is planning to reach third place among the ICT service providers on the Iberian peninsula by 2010. The acquisition is a milestone along that path. Metrolico has an excellent position in the Iberian market in the fields of infrastructure management, maintenance and technical support. A major focus of Metrolico’s business activities lies in the Spanish financial sector.

Regulatory situation.

Regulatory order on IP bitstream access.

Following the Federal Administrative Court’s repeal of the regulatory order on IP bitstream access, the Federal Network Agency (Agency)  issued a new regulatory order on June 3, 2009. Deutsche Telekom considers this order unlawful and has filed a suit against it. At the request of the Federal Network Agency, Deutsche Telekom had submitted cost records to the Agency as evidence for the prices currently in force for IP bitstream access. On June 6, 2009, the Agency initiated rate approval proceedings that will be ruled on within ten weeks.

Cross-connect cabinets.

In March 2009, Deutsche Telekom was required by the Federal Network Agency to grant the carrier EFN eifel-net access to the unbundled local loop (ULL) in areas with low bandwidth coverage through a new cross-connect cabinet to be erected between the street cabinet and the main distribution frame. On June 15, 2009, the Agency fixed the rates for access to the cross-connect cabinet. Deutsche Telekom has filed a suit and an application for expedited proceedings for a suspension of enforcement against this obligation and the rate ruling with the Cologne Administrative Court.

Further expansion of the DSL network.

As a result of economic developments and regulatory decisions by the Federal Network Agency, Deutsche Telekom has had to reduce its overall capital expenditure on broadband expansion for this year by EUR 100 million to EUR 200 million. In particular, the cutting of key wholesale rates such as the rate for ULLs means that the Deutsche Telekom Group now has less capital at its disposal for investment purposes. At the same time, demand from municipalities has risen sharply year-on-year, also as a result of the Federal Government’s broadband initiative. So far this year, it Deutsche Telekom has entered into 426 agreements with local authorities, i.e., in six months as many as in the whole of 2008.

Key elements and notes paper published by the Federal Network Agency.

With reference to the broadband strategy approved by the Federal Government in February 2009, the Federal Network Agency published two consultation papers on May 13, 2009: (1) Key elements for progressing modern telecommunications networks and creating powerful broadband infrastructures, and (2) Notes on the consistent regulation of rates as required under § 27 (2) of the Telecommunications Act (TKG). Deutsche Telekom has submitted a statement of opinion on each of these papers, calling for more restrained regulation so that the change in the intensity of competition and the investment risks associated with the infrastructure can be appropriately taken into consideration. Deutsche Telekom specifically criticizes the fact that the Federal Network Agency is failing to create legal certainty and planning reliability with regard to the future handling of new networks, does not adequately provide for contract concepts on the sharing of risk, and on the whole is looking to maintain strict cost regulation. Furthermore, Deutsche Telekom is calling on the Agency to apply less stringent rate regulation standards to achieve the consistency goal. The Agency will first publish and then evaluate the statements submitted by market participants.

Infrastructure atlas.

As part of its broadband strategy, the Federal Government has also commissioned the Federal Network Agency to draw up an infrastructure atlas to include all privately and publicly sponsored infrastructures in Germany that can be shared for broadband expansion. The atlas will help to leverage synergies in infrastructure roll-out to reach the goals of the broadband strategy. Deutsche Telekom will support this initiative on a voluntary basis by supplying relevant infrastructure data. Provisions governing access, use, and liability in connection with the infrastructure atlas still need to be clarified, however.

Terms and conditions governing the assignment of frequencies.

On June 3, 2009, the Federal Network Agency published its draft of the terms and conditions governing the award of spectrum in the 800 MHz, 1.8 GHz, 2 GHz, and 2.6 GHz bands in the Official Gazette and invited public comments until July 17, 2009. Among other things, the terms and conditions provide for incremental service obligations in the area of the digital dividend, making it impossible to rapidly fill "blank spots" on the German map and thus making the spectrum unattractive from a business point of view. In its comment, Deutsche Telekom spoke out in favor of a needs-based adjustment of the service obligations. In addition, the Federal Network Agency published draft rules on carrying out proceedings for the award of spectrum (auction rules) on July 27, 2009 and invited comments to be submitted until August 26, 2009.

International roaming.

The European Parliament and the Council of Ministers have extended the regulation of international roaming. Consumer rates will gradually be reduced to EUR 0.35 (plus VAT) for outgoing calls and to EUR 0.11 (plus VAT) for incoming calls by 2011. The rates have to be billed to the second, though in the case of outgoing calls this applies after the first 30 seconds. The wholesale price for data roaming will initially be reduced to EUR 1 per megabyte, then to EUR 0.80 in 2010 and EUR 0.50 in 2011. Text message prices were reduced to EUR 0.11 (plus VAT) from July 1, 2009.

Group strategy.

    "Focus, fix and grow" – Deutsche Telekom’s strategy is being systematically implemented.

Deutsche Telekom aims to position itself as a market leader for connected life and work. This vision pursues important trends, such as the digitization of many spheres of life, the fragmentation of living and working environments, the personalization of products and services, further growing mobility, ongoing globalization, and international value creation. The Deutsche Telekom Group is meeting these trends and the current macroeconomic and competitive challenges head on with its "Focus, fix and grow" strategy. The four strategic action areas remain unchanged:

Improve competitiveness in Germany and in Southern and Eastern Europe

Grow abroad with mobile communications

Mobilize the Internet

Roll out network-centric ICT

    Improve competitiveness.

Deutsche Telekom is responding to the challenges in Germany and in the markets of Southern and Eastern Europe with a forward-looking approach. The strategic development of broadband infrastructure, innovative products, continuous improvements in the cost structure and a more integrated structure form the basis for long-term business success.

In Germany, Deutsche Telekom already supplies around 1,000 towns and cities with ADSL2+ and, in the 50 largest cities, it also offers services via its VDSL infrastructure. As it continues to expand the infrastructure, the Deutsche Telekom Group is increasingly looking to cooperation models with local authorities and competitors. This year, 426 such models have already been agreed with municipalities to connect around 63,000 more households to the broadband network. Deutsche Telekom is also opening up its VDSL network to competitors, without being obliged to do so by the regulator, and is planning to work with other municipalities to expand fiber optic technology in 13 German cities.

The high-performance broadband infrastructure forms the basis for attractive products and high-quality customer service. Entertain, the next generation television service, now also enables access to personal e-mail accounts and was recently extended to include various web services. LIGA total!, an exclusive Bundesliga soccer package, will be on offer from August. Also, since April 2009 Deutsche Telekom has been offering a number of terminal devices, like the Entertain set-top box, not just for purchase but also for a fixed monthly service charge. At the same time, the Deutsche Telekom Group's Save for Service program is continuing to improve cost structures. The target for 2010 was to realize savings of between EUR 4.2 and EUR 4.7 billion per annum. Deutsche Telekom met this target ahead of schedule on June 30, 2009 with cumulative savings of EUR 4.9 billion.

The fixed-network and mobile business will be merged to further strengthen the position in the German market and enable the Group to offer integrated products and services from a single source. Similar changes have also been initiated in Southern and Eastern Europe. For instance, T-Hrvatski Telekom in Croatia is undergoing a strategic and organizational realignment. T-Com and T-Mobile operations in Croatia are being consolidated and merged into a single business unit. For T-Hrvatski Telekom, the purpose of the restructuring is to improve customer service and internal efficiency and thus to strengthen its position as market leader.

    Grow abroad with mobile communications.

The proportion of net revenue generated abroad has grown rapidly over the last few years. The German home market only accounted for 42.8 percent of all revenue in the first half of 2009. This trend was reinforced by the consolidation of Greek Hellenic Telecommunications S.A. (OTE). Deutsche Telekom and OTE have a joint footprint spanning almost all of Central, Southern and Eastern Europe. The cooperation holds growth potential for both companies and promises procurement and investment synergies, and better cost efficiency.

For Deutsche Telekom, the stake in OTE is a logical further step in its international growth strategy. Deutsche Telekom intends to continue to leverage international economies of scale and synergies and grow further internationally on that basis. This will involve both consolidation in markets in which the Group already has a presence, where this is possible and expedient, and commitments in neighboring markets. For example, COSMOTE, a subsidiary of the Greek group OTE, signed an agreement at the end of June 2009 on the takeover of the Romanian company Telemobil S.A. (Zapp). The company has a CDMA license and a 3G license and serves more than 374,000 contract customers, generating revenue of EUR 61 million in 2008. The transaction is subject to approval from the relevant Romanian authorities.

    Mobilize the Internet.

Mobile use of the Internet is the overriding trend in the telecommunications industry. Users can network privately and professionally and access digital content at all times, wherever they may be. Deutsche Telekom is very well positioned in this growth market, not least thanks to a wide range of innovative terminal equipment at attractive prices, intuitive, device-independent user interfaces and a high-performance infrastructure. The number of mobile Internet users served by the Western European companies and in the Czech Republic and Poland rose to over 18 million.

In June 2009, Deutsche Telekom exclusively launched the new iPhone 3G S in the German, Austrian and Dutch markets. The latest generation of the Apple smartphone sets itself apart not only with its familiar simple operation, but also with innovative features, greater processing power, more RAM and faster transmission rates. The T-Mobile G1 also gets top marks. A Simpson Carpenter survey on customer satisfaction in the United Kingdom found that 90 percent of G1 users are very satisfied with the device and the associated calling plans. The latest version of Deutsche Telekom’s web’n’walk platform extends the outstanding user experience of iPhone and Android to other mobile handsets. So-called widgets give direct access to the most popular services on the Internet.

In addition to Internet content, Deutsche Telekom enables easy access to personal image and audio data as well as the latest music and TV content. T-Home and T-Mobile customers can access their content on their television set, mobile handset or computer at any time, with the same user interface for all devices. Deutsche Telekoms mobile customers also have access to more than two million songs without copy protection through the T-Mobile Jukebox. In addition, T-Mobile launched its reworked mobile TV service in Germany and Austria in the second quarter of 2009. The new platform provides better picture quality and is more user-friendly.

As a leading broadband provider, Deutsche Telekom will continue to benefit from growth in the mobile data business through its own innovative developments and strategic collaborations, all based on its superior infrastructure. Deutsche Telekom is therefore focusing on constantly increasing the speed of its mobile networks and is already successfully testing the fourth generation mobile communications standard (LTE).

    Roll out network-centric ICT.

The trend toward convergence of IT, telecommunications services and applications to create an ICT environment continues apace. T-Systems seized on this development early on and built its strategy around providing customized ICT projects and solutions for corporate customers. Numerous multinational groups, such as Shell and Linde, have already put their faith in the knowledge and solution expertise of T-Systems in outsourcing their information and communication technology.

In the second quarter of 2009, T-Systems once again won a number of major international contracts, including for the provision of dynamic SAP services for the Swiss group Interroll, for operating information and communication technology for Mexico’s largest development bank Banobras, and for harmonizing Sanitec’s IT systems in Germany and France. In addition, on July 1, 2009, T-Systems took over MAN’s German and Austrian computing centers and global network connecting 400 sites in 23 countries. From now on, MAN will procure all of its computer, storage and network services as required from T-Systems. The contract is worth EUR 400 million  and has a term of seven years.

In May of this year, T-Systems also strengthened its position in Spain and Portugal by acquiring the Spanish IT service provider Metrolico. T-Systems and Metrolico complement each other in the industry and now have a presence in all key strategic sectors in Spain: T-Systems plays a leading role in the public and automotive sectors, while Metrolico's business areas include the financial sector.

Development of business in the Group.

    Net revenue.

In the first half of financial year 2009, Deutsche Telekom generated a year-on-year revenue increase of EUR 2.0 billion or 6.8 percent, primarily as a result of EUR 2.4 billion from the first-time full consolidation of OTE and positive exchange rate effects totaling EUR 0.3 billion.

The Mobile Communications Europe operating segment recorded a 3.9-percent increase in revenue year-on-year to EUR 10.6 billion. This increase was also largely due to the full consolidation of OTE, which contributed EUR 1.2 billion to the operating segment’s revenue. Revenue for the first half of 2009 was negatively affected by exchange rate effects amounting to EUR 0.6 billion, which resulted essentially from the translation of pounds sterling, Polish zlotys, Hungarian forints and Czech korunas to euros. General economic conditions and the continuing high level of competitive pressure also had a negative effect on revenue.

Revenue from the Mobile Communications USA operating segment increased EUR 1.1 billion year-on-year to EUR 8.1 billion in the first half of the year. This revenue growth was primarily the result of exchange rate effects totaling EUR 1.0 billion from the translation of U.S. dollars to euros. Average revenue per customer declined, however, due to a proportion of the customer base towards lower ARPU products.

Revenue from the Broadband/Fixed Network operating segment increased EUR 0.7 billion year-on-year to EUR 11.9 billion. The positive effect of EUR 1.4 billion from the full consolidation of OTE for the first time was partially offset by lower revenues in Germany of EUR 0.6 billion, due to line losses and a decrease in usage-related charges, and a decrease in revenues in Eastern Europe due to intense competition in the traditional fixed-network business.

The Systems Solutions operating segment generated revenue of EUR 4.3 billion. Revenue declined by EUR 0.2 billion year-on-year, primarily as a result of lower intragroup revenue. International revenue increased.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Mobile Communications Europea,b	5,077	5,500	5,187	6.0	10,577	10,179	3.9	20,663
Mobile Communications USAa	4,137	3,918	3,498	12.0	8,055	6,959	15.7	14,957
Broadband/Fixed Networka,b, c	5,882	6,063	5,561	9.0	11,945	11,238	6.3	22,501
Systems Solutionsa,c	2,106	2,179	2,251	(3.2)	4,285	4,451	(3.7)	9,343
Group Headquarters & Shared Servicesa,b	878	877	915	(4.2)	1,755	1,799	(2.4)	3,573
Intersegment revenued	(2,178)	(2,299)	(2,287)	(0.5)	(4,477)	(4,523)	1.0	(9,371)

a	Total revenue (including revenue between operating segments).
b
Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

d	Elimination of revenue between operating segments.

    Contribution of the operating segments to net revenue (after elimination of revenue between segments).

	H1 2009 millions of €	Proportion of net revenue of the Group %	H1 2008 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2008 millions of €
Net revenue	32,140	100.0	30,103	100.0	2,037	6.8	61,666
Mobile Communications Europea	10,201	31.8	9,850	32.7	351	3.6	19,978
Mobile Communications USA	8,047	25.0	6,953	23.1	1,094	15.7	14,942
Broadband/Fixed Networka, b	10,618	33.0	9,954	33.1	664	6.7	19,779
Systems Solutionsb	2,998	9.3	3,042	10.1	(44)	(1.4)	6,368
Group Headquarters & Shared Servicesa	276	0.9	304	1.0	(28)	(9.2)	599

a
Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

b
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

The Broadband/Fixed Network operating segment remained the largest contributor to net revenue in the first half of 2009, with a proportion of 33.0 percent. The Mobile Communications USA operating segment increased its share of net revenue year-on-year, whereas the proportions generated by the other operating segments declined.

    Breakdown of revenue by region.

The proportion of net revenue generated outside Germany in the first half of 2009 increased by 5.2 percentage points compared with the prior-year period to reach 57.2 percent, largely due to the first time full consolidation of OTE, positive exchange rate effects at T-Mobile USA and sales growth in Europe and North America.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Domestic	6,943	6,817	7,184	(5.1)	13,760	14,438	(4.7)	28,885
International	8,959	9,421	7,941	18.6	18,380	15,665	17.3	32,781
Proportion generated internationally (%)	56.3	58.0	52.5		57.2	52.0		53.2
Europe (excluding Germany)	4,684	5,363	4,318	24.2	10,047	8,462	18.7	17,324
North America	4,148	3,928	3,497	12.3	8,076	6,957	16.1	14,931
Other	127	130	126	3.2	257	246	4.5	526

    Cost of sales.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Cost of sales	(8,746)	(8,342)	(4.8)	(17,652)	(16,664)	(5.9)	(34,592)

The cost of sales increased year-on-year, primarily as a consequence of the full consolidation of OTE (EUR 1.5 billion) for the first time in the first half of 2009.

The Mobile Communications USA operating segment also recorded an increase in cost of sales, EUR 0.5 billion of which related to exchange rate effects and EUR 0.2 billion to increased cost of sales in connection with higher customer numbers and network expansion. By contrast, a decrease in the cost of sales was recorded by the operating segments Mobile Communications Europe, Broadband/Fixed Network, partially offsetting the increase caused by the first time full consolidation of OTE, and Systems Solutions.

    Selling expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Selling expenses	(4,059)	(3,810)	(6.5)	(8,055)	(7,519)	(7.1)	(15,952)

Selling expenses increased by EUR 0.5 billion, mainly as a result of the full consolidation of OTE for the first time. Exchange rate effects, especially from the translation of U.S. dollars to euros, also increased selling expenses by EUR 0.2 billion.

    General and administrative expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(1,469)	(1,230)	(19.4)	(2,605)	(2,333)	(11.7)	(4,821)

The increase in general and administrative expenses is mainly attributable to the full consolidation of OTE for the first time in the first half of 2009.

    Other operating income / expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Other operating income	253	258	(1.9)	640	1,013	(36.8)	1,971
Other operating expenses	(205)	(133)	(54.1)	(2,212)	(434)	n.a.	(1,232)

Other operating income decreased by EUR 0.4 billion compared with the first half of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included income from the gain on the disposal of Media&Broadcast.

In the current reporting period, this item also includes income recognized in the first quarter of 2009 as a result of the reclassification of real estate from assets held for sale to non-current assets.

Other operating expenses rose by EUR 1.8 billion compared with the first half of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion recorded in the first quarter of 2009. For further details, please refer to the "Depreciation, amortization and impairment losses" section.

    Profit from operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Profit from operations in the Group	244	2,012	1,868	7.7	2,256	4,166	(45.8)	7,040
Mobile Communications Europea	(1,166)	917	861	6.5	(249)	1,620	n.a.	3,188
Mobile Communications USA	530	654	584	12.0	1,184	1,086	9.0	2,299
Broadband/Fixed Networka,b	1,170	760	819	(7.2)	1,930	1,708	13.0	2,759
Systems Solutionsb	11	27	(65)	n.a.	38	418	(90.9)	81
Group Headquarters & Shared Servicesa	(269)	(280)	(305)	8.2	(549)	(582)	5.7	(1,198)
Reconciliation	(32)	(66)	(26)	n.a.	(98)	(84)	(16.7)	(89)

a
Including first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

b
 As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Profit from operations of the Deutsche Telekom Group decreased by EUR 1.9 billion year-on-year to EUR 2.3 billion due to an impairment loss recognized in the first quarter of 2009 on goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment. While profit from operations in the Mobile Communications Europe and Systems Solutions operating segments decreased, the Broadband/Fixed Network and Mobile Communications USA operating segments each reported a year-on-year increase. OTE contributed EUR 0.2 billion to Group profit from operations in the first half of 2009.

An impairment loss of EUR 1.8 billion was recognized on goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment in the first quarter of 2009, mainly a consequence of the significant economic slowdown and tough competition in the United Kingdom. Volume-driven lower roaming revenues and new regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base.

Also, in the Mobile Communications Europe operating segment exchange rate effects mainly in the United Kingdom, Poland, Hungary and the Czech Republic, higher customer acquisition and retention costs in the Netherlands and Austria, for example, as well as the economic environment had a negative effect on profit from operations. The full consolidation of OTE for the first time, on the other hand, had a positive impact on the operating segment.

In the Mobile Communications USA operating segment, profit from operations increased slightly, primarily as a result of positive exchange rate effects, which were partially offset by a decline in revenues per contract customer.

The Broadband/Fixed Network operating segment reported an increase in profit from operations, principally as a result of the full consolidation of OTE for the first time.

Profit from operations in the Systems Solutions operating segment in the prior-year period was affected in particular by the gain on the disposal of Media&Broadcast.

    Profit/loss from financial activities.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Finance costs	(635)	(770)	17.5	(1,267)	(1,342)	5.6	(2,487)
Interest income	91	87	4.6	191	158	20.9	408
Interest expense	(726)	(857)	15.3	(1,458)	(1,500)	2.8	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	9	5	80.0	14	16	(12.5)	(388)
Other financial income (expense)	(389)	(211)	(84.4)	(504)	(327)	(54.1)	(713)

The increase of EUR 0.1 billion in the loss from financial activities compared with the first half of 2008 is mainly attributable to the increase in other financial expense. Finance costs were subject to two offsetting effects.

On the one hand, interest expense increased due to the full consolidation of OTE in the consolidated financial statements for the first time in the first half of 2009. On the other hand, the downgrade of Deutsche Telekom’s rating in the first half of 2008 and the resulting adjustment to carrying amounts for a number of bonds with rating-linked coupons had an impact on interest expense in the prior year period.

The EUR 0.2 billion increase in other financial expense compared with the first half of 2008 is mainly attributable to negative interest rate effects on provisions and liabilities.

    Personnel.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Personnel costs	(3,643)	(3,457)	(5.4)	(6,953)	(6,777)	(2.6)	(14,078)

Average number of employees	260,380	236,183	10.2	254,853	237,143	7.5	234,887

	June 30, 2009	Dec. 31, 2008	Change	Change %	June 30, 2008
Number of employees at balance sheet date	261,373	227,747	33,626	14.8	235,794
Germany	130,452	131,713	(1,261)	(1.0)	142,358
International	130,921	96,034	34,887	36.3	93,436

Non-civil servants	229,990	195,634	34,356	17.6	202,151
Civil servants (Germany)	31,383	32,113	(730)	(2.3)	33,643

Trainees and student interns at balance sheet date	8,640	11,668	(3,028)	(26.0)	9,164

Personnel costs increased in the first half of 2009 by EUR 0.2 billion year-on-year. The decrease resulting from personnel reductions in Germany was more than offset by the full consolidation of OTE for the first time and the continued workforce expansion at T-Mobile USA.

These factors had a corresponding effect on the development in the average number of employees and the number at the balance sheet date.

    Depreciation, amortization and impairment losses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Amortization and impairment of intangible assets	(884)	(773)	(14.4)	(3,475)	(1,549)	n.a.	(3,397)
Of which: UMTS licenses	(214)	(217)	1.4	(423)	(438)	3.4	(868)
Of which: U.S. mobile communications licenses	-	(7)	n.a.	-	(21)	n.a.	(21)
Of which: goodwill	(3)	-	n.a.	(1,806)	-	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,131)	(1,925)	(10.7)	(4,238)	(3,806)	(11.4)	(7,578)
Total depreciation, amortization and impairment losses	(3,015)	(2,698)	(11.7)	(7,713)	(5,355)	(44.0)	(10,975)

Depreciation, amortization and impairment losses in the Group increased in the first half of 2009 due to the full consolidation of OTE for the first time and to an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the first quarter of 2009.

Events or circumstances that resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile UK in the Mobile Communications Europe operating segment primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base.

    Profit/loss before income taxes.

Profit before income taxes for the first half of 2009 was EUR 0.5 billion, down EUR 2.0 billion compared to the prior-year period. This item was impacted in particular by the impairment of goodwill at the cash generating unit T-Mobile UK amounting to EUR 1.8 billion, which was reflected in the loss from operations of the Mobile Communications Europe operating segment.

    Income taxes.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Income taxes	(401)	(344)	(16.6)	(827)	(906)	8.7	(1,428)

Despite significantly lower profit/loss before income taxes, income tax expense only decreased slightly compared with the first half of 2008. This relatively small decrease in income tax expense is attributable to an impairment of goodwill in the fisrt quarter of 2009 that had no tax effect.

    Net loss.

Deutsche Telekom generated a net loss of EUR 0.6 billion in the first half of 2009, compared with a net profit of EUR 1.3 billion in the prior-year period due to the aforementioned effects.

Liquidity and Capital Resources.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Net cash from operating activities	3,512	3,682	6,478	7,013	15,368
Net cash used in investing activities	(2,029)	(4,214)	(3,538)	(6,437)	(11,384)
Net cash from (used in) financing activities	197	193	(190)	(862)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	43	22	60	40	(61)
Net increase (decrease) in cash and cash equivalents	1,723	(317)	2,810	(246)	826
Cash and cash equivalents, at the beginning of the period	4,113	2,271	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	5,836	1,954	5,836	1,954	3,026

    Net cash from operating activities.

Net cash from operating activities amounted to EUR 6.5 billion in the reporting period, compared with EUR 7.0 billion in the prior-year period. This decrease was mainly attributable to the development of working capital which, in the first six months of 2009, was mainly affected by higher cash outflows for restructuring measures year-on-year. In addition, interest payments and income tax payments increased year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009.

    Net cash used in investing activities.

Net cash used in investing activities totaled EUR 3.5 billion as compared with EUR 6.4 billion in the same period of the previous year. This development was mainly due to the addition of OTE’s cash and cash equivalents amounting to EUR 1.6 billion in the first half of 2009 as part of the first-time full consolidation of OTE, whereas the first half of 2008 saw outflows for the acquisition of shares in OTE amounting to EUR 2.6 billion. Cash outflows for intangible assets and property, plant and equipment, however, increased by EUR 1.2 billion, primarily as a result of the network roll-out in the United States and the United Kingdom.

Net cash outflows for acquisitions and disposals decreased by EUR 0.2 billion. Whereas cash outflows amounting to EUR 1.0 billion for the purchase of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast and Bild.T-Online were recorded in the first half of 2008, the first six months of 2009 saw cash outflows of only EUR 0.1 billion for the disposal of CAP Customer Advantage Program GmbH and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

    Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.2 billion in the first half of 2009, compared with EUR 0.9 billion in the prior-year period.

This change was mostly attributable to EUR 0.7 billion higher year-on-year net proceeds from the issue of non-current financial liabilities and EUR 0.1 billion lower net repayments of current financial liabilities. Dividend payments at subsidiaries were EUR 0.2 billion higher in the first half of 2009 than in the prior-year period.

The issue of financial liabilities in the first half of 2009 consisted in particular of the issue of a Eurobond for EUR 2.0 billion, medium-term notes for EUR 1.6 billion, a U.S. dollar bond for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Commercial paper with a net volume of EUR 1.5 billion was also issued. Medium-term notes for an amount of EUR 1.7 billion and a U.S. dollar bond issue of EUR 0.7 billion were repaid during the same period.

    Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Capital expenditures	2,211	1,837	4,822	3,629	8,707
Investments in subsidiaries and non-current financial assets	84	2,661	164	3,711	4,291
Proceeds from disposal of non-current assets and investments	(263)	(159)	(370)	(1,083)	(1,252)
Other	(3)	(125)	(1,078)	180	(362)
Net cash used in investing activities	2,029	4,214	3,538	6,437	11,384

    Total Financial Liabilities

The following table summarizes our total financial liabilities as of June 30, 2009 and 2008, and December 31, 2008:

	As of June 30, 2009	As of December 31,2008	Change	% Change	As of June 30, 2008

Bonds	43,157	34,302	8,855	25.8	32,249
Liabilities to banks	4,806	4,222	584	13.8	7,415
Promissory notes	1,029	887	142	16.0	738
Liabilities from derivatives	806	1,088	(282)	(25.9)	1,366
Lease liabilities	1,965	2,009	(44)	(2.2)	2,056
Other financial liabilities	5,103	4,086	1,017	24.9	2,677
Total	56,866	46,594	10,272	22.0	46,501

Total financial liabilities increased as of June 30, 2009, as compared with December 31, 2008, primarily as a result of the full consolidation of OTE and the issuance of EUR 3.1 billion equivalent of bonds (EUR 2.0 billion, USD 1.5 billion), EUR 1.6 billion equivalent of medium term notes (EUR 0.6 billion, CHF 0.4 billion, GBP 0.7 billion) and commercial paper of EUR 2.0 billion. This was partially offset by redemptions  of EUR 3.0 billion. Additionally, financial liabilities increased by EUR 0.1 billion due to changes in foreign exchange rates.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom's operating segments for the second quarter and the first six months of the years 2009 and 2008, as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group's profit/loss for the respective periods.

    Segment information in the quarters.

Q2 2009 Q2 2008	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	5,307	193	5,500	917	(990)	(2)	34,900	12
	5,015	172	5,187	861	(941)	0	33,941	1
Mobile Communications USA	3,914	4	3,918	654	(522)	0	34,118	17
	3,496	2	3,498	584	(423)	(7)	29,670	12
Broadband/Fixed Networka	5,383	680	6,063	760	(1,103)	(12)	32,142	71
	4,922	639	5,561	819	(888)	(2)	26,969	82
Systems Solutionsa	1,502	677	2,179	27	(173)	0	6,873	50
	1,538	713	2,251	(65)	(188)	(7)	6,968	17
Group Headquarters & Shared Services	132	745	877	(280)	(198)	(26)	13,236	0
	154	761	915	(305)	(175)	(75)	11,930	2,520
Total	16,238	2,299	18,537	2,078	(2,986)	(40)	121,269	150
	15,125	2,287	17,412	1,894	(2,615)	(91)	109,478	2,632
Reconciliation	-	(2,299)	(2,299)	(66)	12	(1)	(3,834)	0
	-	(2,287)	(2,287)	(26)	10	(2)	(3,263)	0
Group	16,238	-	16,238	2,012	(2,974)	(41)	117,435	150
	15,125	-	15,125	1,868	(2,605)	(93)	106,215	2,632

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

    Half-year segment information.

H1 2009 H1 2008	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	10,201	376	10,577	(249)	(1,898)	(1,805)	34,900	12
	9,850	329	10,179	1,620	(1,881)	0	33,941	1
Mobile Communications USA	8,047	8	8,055	1,184	(1,053)	0	34,118	17
	6,953	6	6,959	1,086	(869)	(21)	29,670	12
Broadband/Fixed Networka	10,618	1,327	11,945	1,930	(2,101)	(19)	32,142	71
	9,954	1,284	11,238	1,708	(1,793)	(4)	26,969	82
Systems Solutionsa	2,998	1,287	4,285	38	(350)	0	6,873	50
	3,042	1,409	4,451	418	(375)	(8)	6,968	17
Group Headquarters & Shared Services	276	1,479	1,755	(549)	(378)	(129)	13,236	0
	304	1,495	1,799	(582)	(347)	(80)	11,930	2,520
Total	32,140	4,477	36,617	2,354	(5,780)	(1,953)	121,269	150
	30,103	4,523	34,626	4,250	(5,265)	(113)	109,478	2,632
Reconciliation	-	(4,477)	(4,477)	(98)	20	0	(3,834)	0
	-	(4,523)	(4,523)	(84)	24	(1)	(3,263)	0
Group	32,140	-	32,140	2,256	(5,760)	(1,953)	117,435	150
	30,103	-	30,103	4,166	(5,241)	(114)	106,215	2,632

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

    Segment information for the 2008 financial year.

FY 2008	Net Revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	19,978	685	20,663	3,188	(3,626)	(249)	30,441	3
Mobile Communications USA	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Broadband/Fixed Networka	19,779	2,722	22,501	2,759	(3,568)	(68)	26,836	83
Systems Solutionsa	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	599	2,974	3,573	(1,198)	(704)	(127)	11,676	3,411
Total	61,666	9,371	71,037	7,129	(10,526)	(481)	110,118	3,557
Reconciliation	-	(9,371)	(9,371)	(89)	31	1	(3,451)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

    Reconciliation of total profit/loss of segments to the Group's profit/loss for the period.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Total profit (loss) of reportable segments	2,078	1,894	2,354	4,250	7,129
Reconciliation to the Group	(66)	(26)	(98)	(84)	(89)
Profit (loss) from operations of the Group	2,012	1,868	2,256	4,166	7,040
Profit (loss) from financial activities	(1,015)	(976)	(1,757)	(1,653)	(3,588)
Profit before taxes	997	892	499	2,513	3,452
Income taxes	(401)	(344)	(827)	(906)	(1,428)
Profit (loss)	596	548	(328)	1,607	2,024

Development of business in the operating segments.

    Mobile Communications Europe and Mobile Communications USA.

    Mobile Communications: Customer development and selected KPIs.

	June 30, 2009	Mar. 31, 2009 millions	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008 millions	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008 millions	Change June 30, 2009/ June 30, 2008%
Mobile Communications Europea	116.3	115.3	0.9	114.9	1.2	110.3	5.4
T-Mobile Deutschlandb	39.1	39.0	0.3	39.1	0.0	38.4	1.8
T-Mobile UKc	16.6	16.7	(0.6)	16.8	(1.2)	16.8	(1.2)
PTC (Poland)	13.4	13.3	0.8	13.3	0.8	12.8	4.7
T-Mobile Netherlands (NL)d	5.4	5.2	3.8	5.3	1.9	5.3	1.9
T-Mobile Austria (A)	3.4	3.4	0.0	3.4	0.0	3.3	3.0
T-Mobile CZ (Czech Republic)	5.4	5.4	0.0	5.4	0.0	5.3	1.9
T-Mobile Hungary	5.3	5.3	0.0	5.4	(1.9)	5.1	3.9
T-Mobile Croatia	2.9	2.8	3.6	2.7	7.4	2.5	16.0
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.3	0.0	2.3	0.0
Othere	1.9	1.9	0.0	1.9	0.0	1.7	11.8
COSMOTE Greece	8.8	8.4	4.8	7.9	11.4	6.9	27.5
COSMOTE Romania	6.3	6.1	3.3	5.9	6.8	4.6	37.0
COSMOTE Bulgaria	4.0	4.0	0.0	4.1	(2.4)	3.9	2.6
COSMOTE Albania	1.5	1.4	7.1	1.4	7.1	1.3	15.4
Mobile Communications USAa	33.5	33.2	0.9	32.8	2.1	31.5	6.3
Mobile customers (total)a	149.8	148.4	0.9	147.6	1.5	141.8	5.6

a
One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Customers of COSMOTE (subsidiary of the OTE group) were also included in the historic customer base.

b
Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms and conditions, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

c	Including Virgin Mobile.
d
The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

e	"Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

    Mobile Communications Europe.

In the face of tough competition, the European mobile companies held their own in the first half of 2009 and again recorded slight customer growth despite the strained economic situation. The total number of customers in Europe rose to 116.3 million, an increase of 1.2 percent compared with the end of 2008. Apart from a few exceptions, all of Deutsche Telekom’s mobile communications companies in Europe succeeded in expanding their customer base. The slight decrease in customer numbers at T-Mobile UK compared with the first quarter of 2009 and also the end of 2008 is mainly attributable to the decline in the number of Virgin Mobile customers, who are assigned to the prepay segment at T-Mobile UK. In Hungary, the total number of customers decreased as a result of the weaker prepay business, which was only partially offset by the acquisition of contract customers. At COSMOTE Bulgaria, customer figures edged down in both the prepay and contract customer segments compared with year-end levels.

Most companies recorded a slight downward trend in the prepay segment in the first half of the year compared with the end of 2008, though this was offset in full by encouraging growth in the contract customer segment at all companies except for T-Mobile UK, T-Mobile Hungary, and COSMOTE Bulgaria.

The higher-value contract customer business continued to develop positively in the first six months of 2009. Almost all of Deutsche Telekom's mobile communications companies contributed to this growth in both absolute terms and as a proportion of the total customer base. Excluding COSMOTE, the percentage share of contract customers increased to 42 percent in Europe compared with the year-end. This success is due to the focused customer acquisition strategy – marketing calling plans with minute buckets and new, higher-performance hardware offered in conjunction with a fixed-term contract. The increasingly appealing mobile Internet offers, including the corresponding smartphones, also attracted new groups of customers. By rolling out the T-Mobile G1 and the Apple iPhone 3G, which as the revamped Apple iPhone 3G S is now even more efficient and attractive than before, T-Mobile achieved considerable success in the contract customer business.

    Mobile Communications USA.

The Mobile Communications USA operating segment added 325,000 net customers in the second quarter of 2009, compared to 668,000 in the second quarter of 2008 and 415,000 in the first quarter of 2009. New contract customers accounted for 17 percent of the new customers in the second quarter of 2009, compared to 80 percent in the second quarter of 2008 and 39 percent in the first quarter of 2009. The lower amount of contract customers in the second quarter of 2009 compared to the second quarter of 2008 can be attributed to an increase in contract churn, including FlexPay, and a year-on-year decrease in contract gross customer additions. Lower gross customer additions were the primary contributor to the decrease in net customer additions in the second quarter of 2009 compared to the first quarter of 2009, as strong growth in lower ARPU products was reduced by lower gross customer additions of branded products.

    ARPU

	Q2 2009 Service Revenue	Q2 2009	Q2 2009 Average number of customer	Q2 2008 Service Revenue	Q2 2008	Q2 2008 Average number of customers

	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Mobile Communications Europe
T-Mobile Deutschland	1,733	15	38.9	1,776	16	37.8
T-Mobile UK a	811	22	12.1	915	26	11.9
PTC (Poland)	421	11	13.3	563	15	12.9
T-Mobile Netherlands (NL)	387	24	5.3	403	26	5.2
T-Mobile Austria (A)	245	24	3.4	260	26	3.3
T-Mobile CZ (Czech Republic)	300	19	5.4	324	20	5.3
T-Mobile Hungary	212	13	5.3	256	17	5.0
T-Mobile Croatia	129	15	2.8	138	18	2.5
T-Mobile Slovensko (Slovakia)	132	19	2.3	132	19	2.3
T-Mobile Macedonia	42	10	1.4	42	12	1.2
COSMOTE Greece	457	18	8.6
COSMOTE Romania	91	5	6.2
COSMOTE Bulgaria	99	8	4.0
COSMOTE Albania	36	9	1.4

Mobile Communications USA	3,415	34	33.3	3,031	32	31.1

a Excludes Virgin Mobile customers and revenues for purposes of calculating ARPU.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

    Mobile Communications Europe: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenuea	5,077	5,500	5,187	6.0	10,577	10,179	3.9	20,663
Of which: T-Mobile Deutschland	1,874	1,879	1,953	(3.8)	3,753	3,837	(2.2)	7,770
Of which: T-Mobile UK	836	886	1,016	(12.8)	1,722	2,074	(17.0)	4,051
Of which: PTC	416	440	580	(24.1)	856	1,104	(22.5)	2,260
Of which: T-Mobile NL	444	465	447	4.0	909	863	5.3	1,806
Of which: T-Mobile A	267	255	270	(5.6)	522	544	(4.0)	1,085
Of which: T-Mobile CZ	275	310	332	(6.6)	585	643	(9.0)	1,329
Of which: T-Mobile Hungary	218	235	282	(16.7)	453	540	(16.1)	1,117
Of which: T-Mobile Croatia	134	139	148	(6.1)	273	277	(1.4)	616
Of which: T-Mobile Slovensko	140	141	141	0.0	281	269	4.5	571
Of which: Otherb	55	61	64	(4.7)	116	117	(0.9)	248
Of which: COSMOTE Greecec	286	506	-	n.a.	792	-	n.a.	-
Of which: COSMOTE Romaniac	77	96	-	n.a.	173	-	n.a.	-
Of which: COSMOTE Bulgariac	81	104	-	n.a.	185	-	n.a.	-
Of which: COSMOTE Albania	26	36	-	n.a.	62	-	n.a.	-

Profit (loss) from operations)d	(1,166)	917	861	6.5	(249)	1,620	n.a.	3,188

Depreciation, amortization and impairment lossesd	(2,711)	(992)	(941)	(5.4)	(3,703)	(1,881)	(96.9)	(3,875)

Cash capexe	(642)	(395)	(318)	(24.2)	(1,037)	(789)	(31.4)	(1,897)

Number of employeesf	35,481	38,658	28,968	33.5	37,070	29,138	27.2	29,237

The presentation includes the first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a
The amounts stated for the national companies generally correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level. In the presentation of the COSMOTE countries, the internal relationships between COSMOTE and the respective Germanos sales company in the country were eliminated.

b	"Other" includes revenues generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
c	Including the relevant Germanos (sales) companies in the Greek, Romanian, and Bulgarian markets.
d	Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
f	Average number of employees.

    Mobile Communications USA: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	4,137	3,918	3,498	12.0	8,055	6,959	15.7	14,957

Profit from operations	530	654	584	12.0	1,184	1,086	9.0	2,299

Depreciation, amortization and impairment losses	(531)	(522)	(430)	(21.4)	(1,053)	(890)	(18.3)	(1,884)

Cash capexa	(865)	(785)	(661)	(18.8)	(1,650)	(1,141)	(44.6)	(2,540)

Number of employeesb	37,720	37,863	35,834	5.7	37,791	35,143	7.5	36,076

Including first-time consolidation of SunCom from February 22, 2008.
a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.

    Mobile Communications Europe: Total revenue.

Total revenue in the Mobile Communications Europe operating segment increased year-on-year by EUR 0.4 billion or 3.9 percent in the first six months of 2009. This positive development was primarily the result of the first time full consolidation of the COSMOTE mobile companies in the Mobile Communications Europe operating segment in early February 2009, which was partially offset by negative exchange rate effects, the strained economic situation and intense competition in the first half of 2009.

Of the Western European companies, T-Mobile Netherlands made the largest contribution to revenue growth, mainly due to revenue from its Online operations, which were consolidated for the first time in the second quarter of 2008. Among the companies in Southern and Eastern Europe, the COSMOTE mobile companies posted double-digit percentage growth in the second quarter of 2009 compared with the first quarter of this year. This is primarily attributable to the fact that these companies were fully consolidated for the first time at the beginning of February 2009. Higher customer market shares in Greece and Romania also had a positive impact on total revenue.

Compared to the first half of 2008, PTC's revenue declined primarily as a result of negative exchange rate effects. Revenue at T-Mobile UK decreased year-on-year in the first half of 2009, due mainly to a strong negative currency translation effect from the pound sterling. In addition, regulatory decisions and fierce competition again impacted revenue at T-Mobile UK in the second quarter of 2009.

The decline in revenue at T-Mobile Deutschland is mainly attributable to lower national roaming revenues with O2. The more restrictive regulatory environment, in particular lower termination charges from April 1, 2009, and intense competition also contributed to the decline. At T-Mobile Austria, the decrease in revenue was a result of ongoing intense price competition and price cuts imposed by regulation. However, a targeted focus on acquiring contract customers partially offset the decrease in revenue at both companies.

    Mobile Communications Europe: Profit from operations.

Profit from operations in the Mobile Communications Europe operating segment declined by EUR 1.9 billion year-on-year in the first half of 2009. This was primarily due to the impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009. In Germany, profit from operations decreased due to competitive market pressures, lower national roaming revenues with O2, and higher selling expenses offset in part by lower depreciation and amortization. Changes in euro exchange rates with the Polish zloty, the pound sterling, the Hungarian forint, and the Czech koruna also impacted profit from operations. Due to the exchange rate movements, declines in profit from operations at T-Mobile Hungary and T-Mobile CZ in euros were more significant than the slight declines in local currencies. The increase in profit from operations in Poland, due to reduced expenses and overhead including depreciation and amortization, was partially offset by exchange rate movements. The continuing intense price competition, price cuts imposed by regulation and higher customer acquisition and retention expenses negatively impacted profit from operations, but were offset by lower depreciation and amortization at T-Mobile Austria. Profit from operation at T-Mobile NL, increased primarily as a result of declines in depreciation and amortization. The first-time consolidation of the COSMOTE mobile companies had a positive effect on profit from operations.

    Mobile Communications Europe: Cash capex.

Cash capex in the Mobile Communications Europe operating segment rose by EUR 0.2 billion year-on-year to EUR 1.0 billion. This increase was largely due to the first-time inclusion of the COSMOTE mobile companies. While capital expenditure increased in Germany, the United Kingdom, Austria, and the Czech Republic, it decreased in Hungary, the Netherlands, Poland, and Montenegro.

    Mobile Communications Europe: Personnel.

The average number of employees rose strongly year-on-year in the first half of 2009, due for the most part to the first-time inclusion of the COSMOTE mobile companies. A large number of new employees at PTC aslo cater  to the strategic alignment of the company’s direct sales channels and the associated shop roll-out in the third and fourth quarters of 2008 also contributed to the increase. The workforce at T-Mobile CZ also grew due to the transfer of temporary customer care staff to permanent contracts. T-Mobile UK, on the other hand, saw its headcount shrink as a result of outsourcing in the technology area.

    Mobile Communications USA: Total revenue.

Partly due to the strength of the dollar against the euro, revenue for the Mobile Communications USA operating segment grew by 15.7 percent year-on-year to EUR 8.1 billion in the first half of 2009. In U.S. dollars, the operating segment only increased its revenue slightly year-on-year. The first time consolidation of SunCom in the middle of the first quarter 2008 was the main driver behind the revenue growth in U.S. dollars. This effect was offset by a fall in average revenue per user (ARPU) year-on-year related to a change in customer mix to lower ARPU products and lower voice revenues, including lower customer roaming revenues.

    Mobile Communications USA: Profit from operations.

Profit from operations increased in euros year-on-year by 9.0 percent. Currency fluctuations offset the impact of declining ARPU on total revenues.  Expenses increased year-on-year due to currency fluctuations and higher costs related to the 3G network.  These increases in expenses were partially offset by cost saving initiatives, lower commission costs and lower subsidies per handset.

    Mobile Communications USA: Cash capex.

The continued focus on the improvement of network quality and coverage as well as the roll-out of the UMTS/HSDPA network caused 2G and 3G incurred capex to increase year-on-year. Cash capex increased year-on-year from EUR 1.1 billion to EUR 1.7 billion in the first half of 2009, in particular due to currency fluctuations. In U.S. dollar terms, cash capex saw a smaller increase year-on-year.

    Mobile Communications USA: Personnel.

The average number of employees rose year-on-year primarily due to retail distribution growth.

Broadband/Fixed Network.

    Broadband/Fixed Network: Customer development and selected KPIs.

	June 30, 2009 millions	Mar. 31, 2009 millions	Change June 30, 2009/ Mar. 31, 2009/ %	Dec. 31, 2008 millions	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008 millions	Change June 30, 2009/ June 30, 2008%
Broadband
Lines (total)a,c	17.2	17.0	1.2	16.7	3.0	16.0	7.5
Of which: retail	14.5	14.2	2.1	13.6	6.6	12.4	16.9

Domestica	13.6	13.5	0.7	13.3	2.3	13.1	3.8
Of which: retail	11.2	11.0	1.8	10.6	5.7	9.9	13.1
Internationala,c,d	3.6	3.5	2.9	3.3	9.1	2.9	24.1
Of which: Magyar Telekom	0.9	0.9	0.0	0.9	0.0	0.8	12.5
Of which: T-Hrvatski Telekom	0.5	0.5	0.0	0.5	0.0	0.4	25.0
Of which: Slovak Telekom	0.4	0.4	0.0	0.3	33.3	0.3	33.3
Of which: OTE Greecec	1.0	1.0	0.0	1.0	0.0	0.9	11.1
Of which: Romtelecomc	0.7	0.7	0.0	0.7	0.0	0.5	40.0

Fixed Network
Lines (total)a,b,c	39.6	40.3	(1.7)	41.1	(3.6)	42.8	(7.5)
Domestica,b	27.2	27.7	(1.8)	28.3	(3.9)	29.5	(7.8)
Internationala,c,d	12.4	12.6	(1.6)	12.8	(3.1)	13.2	(6.1)
Of which: Magyar Telekom	2.5	2.5	0.0	2.6	(3.8)	2.7	(7.4)
Of which: T-Hrvatski Telekom	1.5	1.5	0.0	1.6	(6.3)	1.6	(6.3)
Of which: Slovak Telekom	1.1	1.1	0.0	1.1	0.0	1.1	0.0
Of which: OTE Greecec	4.4	4.5	(2.2)	4.6	(4.3)	4.8	(8.3)
Of which: Romtelecomc	2.9	3.0	(3.3)	3.0	(3.3)	3.0	(3.3)

Wholesale/resale
Resale/IP-BSAc,d,e	2.2	2.5	(12.0)	2.8	(21.4)	3.5	(37.1)
Of which: domestic	2.0	2.2	(9.1)	2.5	(20.0)	3.2	(37.5)
ULLsc,d,f	9.6	9.4	2.1	9.0	6.7	8.0	20.0
Of which: domestic	8.7	8.6	1.2	8.3	4.8	7.5	16.0
IP-BSA SAc,d,g	0.5	0.3	66.7	0.2	n.a.	-	n.a.
Of which: domestic	0.4	0.3	33.3	0.2	n.a.	-	n.a.

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.
a	Lines in operation excluding internal use and public telecommunications, including wholesale services.
b
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. Internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

c
From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the Broadband/Fixed-Network operating segment. Prior-year figures have been adjusted on a pro forma basis.

d
International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated from February 2009.

e
Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

f
Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

g	Definition of IP-BSA Stand Alone (IP-BSA SA): A wholesale product not bundled with a Deutsche Telekom PSTN line, allowing competitors to offer an all-IP product range.

In the Broadband/Fixed Network operating segment, the number of broadband lines, including resale, rose by 1.2 million year-on-year to 17.2 million in the first six months of 2009.

The international broadband market also grew in the first half of 2009. With a total of 3.6 million broadband lines, including resale/IP-BSA, the Broadband/Fixed Network operating segment achieved a year-on-year increase outside Germany of 638,000 lines. This includes 379,000 broadband lines from the fixed-network business of OTE Greece and Romtelecom (Romania).

The excellent prior-year performance of the Broadband/Fixed Network operating segment, which operates under the T-Home brand in the German broadband market, was once again clearly exceeded in the first half of 2009. The market share of existing broadband customers has remained constant at 46 percent for the last ten quarters. T-Home attracted more than half of new customers in the German broadband market, where growth is slowing. With absolute growth of around 246,000 retail broadband lines in the second quarter of 2009, the number of lines in Germany increased to a total of 11.2 million due to attractive bundled models, regional special offers in urban areas, and improved customer service. In addition, T-Home is increasingly migrating customers to higher-value product groups.

The number of Entertain lines in Germany increased to around 561,000 by the end of the first six months of 2009. By that point in time, over 720,000 Entertain lines had been sold.

The number of fixed-network lines decreased by 7.5 percent year-on-year in the first half of 2009 to 39.6 million. Fixed-network line losses in Germany totaled 473,000 in the second quarter of 2009, 129,000 fewer than in the first quarter of 2009. These include customers who previously obtained their broadband connection via a fixed-network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based IP line with another provider. The other line losses are mainly attributable to customers switching to other cable, fixed-network, and mobile operators.

Demand for unbundled local loop lines (ULLs) in Germany increased by 137,000 in the second quarter of 2009 to a total of 8.7 million lines. This smaller increase compared with the first quarter of 2009 was mainly the result of weaker market growth, strong competition from cable operators in the second quarter of 2009, and the activation of lines using the infrastructure of other providers. The decline in resale/IP-BSA lines of 257,000 in the second quarter of 2009 to 2.0 million was partially offset by migration to IP-BSA Stand Alone lines. In the second quarter of 2009, Deutsche Telekom provided 108,000 of the new IP-BSA Stand Alone lines introduced in the middle of last year without a PSTN line (unbundled), bringing the total to 425,000.

Broadband/Fixed Network: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	5,882	6,063	5,561	9.0	11,945	11,238	6.3	22,501
Domestic	4,836	4,745	4,998	(5.1)	9,581	10,124	(5.4)	20,226
Of which: network communications	1,512	1,440	1,709	(15.7)	2,952	3,511	(15.9)	6,737
Of which: IP/Internet	1,445	1,482	1,370	8.2	2,927	2,702	8.3	5,531
Of which: other fixed-network services	319	302	338	(10.7)	621	679	(8.5)	1,391
Of which: wholesale services	1,264	1,235	1,300	(5.0)	2,499	2,654	(5.8)	5,355
International	1,063	1,343	575	n.a.	2,406	1,139	n.a.	2,329

Profit from operations	1,170	760	819	(7.2)	1,930	1,708	13.0	2,759

Depreciation, amortization and impairment losses	(1,005)	(1,115)	(890)	(25.3)	(2,120)	(1,797)	(18.0)	(3,636)

Cash capexa	(899)	(796)	(584)	(36.3)	(1,695)	(1,211)	(40.0)	(3,150)

Number of employeesb	112,613	119,488	101,339	17.9	116,051	102,696	13.0	100,671
Domestic	80,923	79,932	85,754	(6.8)	80,428	86,995	(7.5)	85,192
International	31,690	39,556	15,585	n.a.	35,623	15,701	n.a.	15,479

Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted. The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.

Since the Broadband/Fixed Network operating segment focuses on complete packages and the development of IP products, the previous presentation of revenue was no longer appropriate for T-Home in Germany’s current business model. For this reason, revenue was reallocated as of January 1, 2009. All prior-year figures were adjusted for better comparability.

    Broadband/Fixed Network: Total revenue.

Total revenue increased by EUR 0.7 billion compared with the prior-year period to EUR 11.9 billion, primarily due to the first-time consolidation in February 2009 of the fixed-network business of OTE Greece and Romtelecom. OTE Greece and Romtelecom contributed EUR 1.4 billion to this increase.

    Broadband/Fixed Network: Total domestic revenue.

Total domestic revenue in the first half of 2009 was down 5.4 percent year-on-year at EUR 9.6 billion. This decline is attributable to continuing line losses resulting from increased competition, strong take-up of complete packages (telephony and Internet) with a flat-rate component, and falling usage-related charges. Other factors included decreases in resale and network services and in interconnection revenues. Volume growth in the broadband business and in unbundled local loop lines only partially offset the decline in revenue.

Revenue in the Business Customers unit decreased year-on-year in the first six months of 2009, principally due to the erosion of market prices and competition in the voice business.

In the network communications area, volume-based line losses due to intense competition and the migration to complete packages resulted in a year-on-year revenue decrease of 15.9 percent in the first half of 2009 to EUR 3.0 billion. In addition, flat rates reduced call revenues due to the decreasing proportion of billed minutes in the traditional fixed-network business.

Revenue in the IP/Internet area increased by 8.3 percent in the first half of 2009 to EUR 2.9 billion. This was primarily attributable to volume growth in DSL complete packages.

Other fixed-network services, including data communications, value-added services, and terminal equipment, recorded a revenue decline of 8.5 percent to EUR 0.6 billion in the first six months of 2009. This decrease, which was mainly seen in data communications, is principally due to migration to IP products.

Revenue from terminal equipment declined as a result of volume and – in some cases – price factors, especially following the introduction of terminal equipment service packages.

Revenue from wholesale services decreased by 5.8 percent in the first half of 2009 to EUR 2.5 billion. The main reasons for the decrease were lower revenue from network services due to declining demand for co-location rooms, lower volumes on the 2 Mbit/s platform and fewer carrier leased lines, and lower interconnection call revenue following a reduction in origination services. Furthermore, the decline in revenue from resale/IP-BSA lines due to volume and price factors added to the decrease. The volume growth in unbundled local loop lines did not fully offset the trend. Revenue was impacted by regulatory price cuts in areas such as carrier leased lines and unbundled local loop lines.

    Broadband/Fixed Network: Total international revenue.

Revenue in Southern and Eastern Europe rose by EUR 1.3 billion to EUR 2.4 billion compared with the prior-year period due to the first-time consolidation of the fixed-network business of OTE Greece and Romtelecom as of February 2009. Revenue in Eastern Europe decreased by 8.7 percent year-on-year to EUR 1.0 billion. This was due to foreign currency effects primarily in Hungary, as well as to competition in the traditional fixed network, and fixed-mobile substitution. The dynamic broadband growth, which reached at least double-digit figures in all countries, did not fully compensate for the decrease in the traditional fixed-network business.

    Broadband/Fixed Network: Profit from operations.

In the first half of 2009, profit from operations increased by 13.0 percent year-on-year to EUR 1.9 billion mainly as a result of the first-time consolidation of OTE and Romtelecom as well as cost savings through reduced costs for personnel, rental and further cost reduction under the Save for Service program. This increase in profit from operations was partially offset by lower earnings contributed by the Business Customers unit and Eastern European subsidiaries. Outside of Germany, profit from operations included a positive effect from the first quarter of 2009, relating to the contribution of the Greek government to the voluntary severance package at OTE offset by expenses related to severance payments in the second quarter of 2009 at OTE.

    Broadband/Fixed Network: Cash capex.

Cash capex increased year-on-year by EUR 0.5 billion to EUR 1.7 billion in the first half of 2009. EUR 0.3 billion of this increase was attributable to investments in Germany for transmission paths, the IP platform and IT systems and just under EUR 0.2 billion was spent on the first-time consolidation of OTE.

    Broadband/Fixed Network: Personnel.

Overall, the average number of employees increased to 116,051 in the first half of 2009, largely due to the first-time consolidation of OTE Greece and Romtelecom. In Germany, the number of employees as of the reporting date decreased by 5,531 compared with the first half of the prior-year owing to staff reduction measures. In Southern and Eastern Europe, employee numbers rose by 24,071 at the reporting date, in particular as a consequence of the first-time consolidation of the OTE fixed-network entities in Greece and Romania. In Eastern Europe, employee numbers declined year-on-year due to improved performance processes.

Systems Solutions.

    Systems Solutions: Selected KPIs.

		June 30, 2009	Mar. 31, 2009	Change June 30, 2009/ Mar. 31, 2009%		Dec. 31, 2008	Change June 30, 2009/ Dec. 31, 2008%		June 30, 2008	Change June 30, 2009/ June 30, 2008%
Computing & Desktop Services
Number of servers managed and serviced (units)		54,626	53,536	2.0		56,734	(3.7)		41,618	31.3
Number of workstations managed and serviced (millions)		1.51	1.50	0.7		1.51	0.0		1.48	2.0
Systems Integrationa
Hours billedb	(millions)	4.8	2.6	n.a.		10.7	n.a.		5.6	(14.3)
Utilization ratec	(%)	80.7	80.6	0.1	p	80.9	(0.2	)p	80.3	0.4	p

Percentages calculated on the basis of figures shown.
a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

    Development of business.

The systems solutions market for ICT services was impacted by fierce competition in the first half of 2009, in addition to the effects of the ongoing financial and economic crisis. Despite an encouraging number of new agreements, new orders were down 20.9 percent year-on-year in the first six months. It should be noted that the prior-year figure included a major contract with Shell. In addition, companies in various sectors, especially the automotive industry, are showing a certain restraint in the current economic environment. It is therefore all the more encouraging that T-Systems was able to win major deals such as the contract with MAN. T-Systems also won attractive orders internationally, for example from Banobras, Mexico’s largest development bank.

    Systems Solutions: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,106	2,179	2,251	(3.2)	4,285	4,451	(3.7)	9,343
Computing & Desktop Services	900	933	886	5.3	1,833	1,784	2.7	3,877
Systems Integration	400	404	447	(9.6)	804	870	(7.6)	1,741
Telecommunications	806	842	918	(8.3)	1,648	1,797	(8.3)	3,725

Profit (loss) from operations	11	27	(65)	n.a.	38	418	(90.9)	81

Depreciation, amortization and impairment losses	(177)	(173)	(195)	11.3	(350)	(383)	8.6	(781)

Cash capexa	(161)	(171)	(187)	8.6	(332)	(321)	(3.4)	(823)

Number of employeesb	44,449	44,863	45,745	(1.9)	44,656	46,149	(3.2)	46,095

Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.
a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.

    Systems Solutions: Total revenue.

Total revenue generated by the Systems Solutions operating segment in the first half of 2009 amounted to EUR 4.3 billion, a year-on-year decrease of 3.7 percent. This is due to a decline in both external and internal revenue. International revenue, by contrast, increased by 3.5 percent and continued the positive development in prior quarters. This positive development is partly attributable to agreements from 2008, for example with Shell and Old Mutual Group. In Germany, revenue declined by 6.6 percent, mainly due to lower revenues generated within the Group, which decreased by 8.7 percent.

    Systems Solutions: Net revenue.

T-Systems generated revenue of EUR 3.0 billion in the first half of 2009 from business with customers outside the Deutsche Telekom Group, a year-on-year decrease of 1.4 percent. Net revenue from Computing & Desktop Services increased by 2.7 percent, primarily due to the positive development outside of Germany, such as the deal with Shell. At Systems Integration, agreements concluded in 2008 and the first few months of 2009 were not sufficient to compensate for the sustained price-driven decrease in revenue. In telecommunications, prices for voice and data business also continued to fall.

    Systems Solutions: Profit from operations.

Profit from operations in the reporting period amounted to EUR 38 million. The figure for the prior-year period was significantly higher due primarily to the gain on the sale of Media&Broadcast.  The ongoing efficiency enhancement program and staff-related measures undertaken in the previous year at T-Systems also contributed positively to profit from operations.

    Systems Solutions: Cash capex.

At EUR 0.3 billion, cash capex in the reporting period increased by 3.4 percent year-on-year. This increase was primarily attributable to increased investment activities as a result of new agreements.

    Systems Solutions: Personnel.

The average headcount at T-Systems declined by 1,493 to 44,656, a decrease of 3.2 percent compared with the same period last year. In Germany, the average number of employees declined by 2,902 year-on-year to 25,696, a decrease of 10.1 percent, mainly due to the workforce restructuring program. The average headcount abroad rose by 1,409, an increase of 8.0 percent. This was mainly attributable to the expansion of activities outside of Germany, the hiring of employees in connection with major outsourcing deals and the expansion of nearshore capacities.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management and servicing of Deutsche Telekom AG's real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom and, since February 2009, some of the shared services functions of OTE.

In the first six months of the 2009 financial year, Vivento, Deutsche Telekom's personnel service provider, systematically continued its activities to acquire additional external employment opportunities for civil servants and non-civil servant employees, predominantly in the public sector, as well as sustainable placement management to support staff restructuring in the Group. In addition, Vivento is offering the Group employees more temporary and permanent employment opportunities at Vivento Customer Services GmbH with the aim of further improving the deployment of personnel resources.

The workforce at Vivento totaled around 8,700 employees as of June 30, 2009. This included around 3,700 employees deployed externally, mainly in the public sector, for example at the Federal Employment Agency. External deployment at normal market terms and conditions is intended to partially finance the personnel costs of the assigned employees. Another 2,100 or so people were employed in jobs within the Group, especially in call centers, and around 2,900 employees were placed in Vivento’s operational and strategic units or provided with support by Vivento. Vivento took on around 1,700 employees from the Group in the first half of 2009, while around 1,200 employees left Vivento in the reporting period to pursue new opportunities. The employment rate remained high in the first half of 2009 with around 77 percent of the approximately 8,400 employees (excluding management) in employment or undergoing training.

Group Headquarters & Shared Services:

    Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	878	877	915	(4.2)	1,755	1,799	(2.4)	3,573

Loss from operations	(269)	(280)	(305)	8.2	(549)	(582)	5.7	(1,198)

Depreciation, amortization and impairment losses	(283)	(224)	(250)	10.4	(507)	(427)	(18.7)	(831)

Cash capexa	(108)	(122)	(100)	(22.0)	(230)	(203)	(13.3)	(435)

Number of employeesb	19,062	19,508	24,297	(19.7)	19,285	24,017	(19.7)	22,808
Of which: at Viventoc	8,400	8,700	8,200	6.1	8,700	8,200	6.1	8,200

The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.
c	Number of employees at the balance sheet date, including Vivento's own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue.

Total revenue in the Group Headquarters & Shared Services operating segment decreased by 2.4 percent in the first half of 2009. This was primarily attributable to the optimization of rented floor space by the operating segments and to lower revenues from vehicle sales. The overall negative development was partially offset by the revenues of the OTE group companies, which have been fully consolidated in the Group Headquarters & Shared Services operating segment since February 2009. Another positive effect resulted from the billing of accounting services to the operating segments by Deutsche Telekom Accounting GmbH, which was established as of April 1, 2008.

Group Headquarters & Shared Services: Loss from operations.

Loss from operations was reduced by EUR 33 million compared with the prior-year period. The loss from operations was positively impacted by earnings due to the reclassification of real estate from assets held for sale to non-current assets in the current period and by expenses related to the disposal of call center locations which occurred in the prior year period. The first-time full consolidation of several companies from the OTE group also had a positive impact. These positive factors were partially offset by an increase in depreciation and amortization, which mainly related to Deutsche Telekom’s real estate portfolio and the more efficient use of rented floor space by the operating segments, especially for technical facilities.

Group Headquarters & Shared Services: Personnel.

The average number of employees in the reporting period was 19,285. The decrease of 4,732 compared with the first six months of 2008 was primarily attributable to the sale of DeTeImmobilien. The merger of the operating segments’ accounting activities into Deutsche Telekom Accounting GmbH and the staffing of Vivento, mainly due to the expansion of employment opportunities for civil servants and non-civil servant employees, had a partially offsetting effect.

Risks and opportunities.

    Impacts of the economic crisis.

Although the decline in global economic activity slowed noticeably in the last few months, there is no sign of a significant economic revival as yet. Negative effects on Deutsche Telekom’s sales figures, revenue and results still cannot be ruled out. In the fixed network, increased price sensitivity and a greater willingness to switch providers may have a negative impact on the achievement of the Company's operating targets. On top of this, the number of small and medium-sized business customers could fall as a result of insolvencies and investment scale-backs. The risks for Deutsche Telekom in mobile communications include difficulties in attracting new high-value customers and an increased willingness among customers to switch providers (downgrading, churn). Risks also arise from a change in consumer behavior (e.g. keeping to minute budgets, purchasing less expensive terminal equipment or delaying purchases). Budgets are generally falling in the market for systems solutions, which may lead to the postponement of capital expenditure projects and/or continued shrinking margins in the project business.

    Financial market crisis.

With the exception of investments in Southern and Eastern Europe, the financial market crisis is not giving rise to any significant direct risks for Deutsche Telekom at the moment because investments are currently only very short term and involve a diversified group of counterparties. Risky investments by subsidiaries in Southern and Eastern Europe exist on account of transfer restrictions or shareholder resolutions. Investments – mostly deposited with various Greek banks – were taken over as part of the consolidation of OTE, with some already shifted to prime-rated government bonds and to the Group’s core banks of good financial standing. The situation on the international financial markets has eased up, at least temporarily, since the end of last year. The first half of 2009 was marked by substantial new issuances. By the end of June 2009, Deutsche Telekom had raised debt capital of just under EUR 5 billion in various markets.

    Eutelsat action.

On October 31, 2006, satellite operator Eutelsat S.A. filed an action against Deutsche Telekom and T-Systems Business Services GmbH for damages of EUR 142 million due to an alleged breach of contract with the Paris Commercial Court, which dismissed the action. Eutelsat unsuccessfully appealed this decision, but Eutelsat did not file any further appeals by the deadline of April 10, 2009. Hence the matter is closed before the ordinary jurisdiction.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in our Annual Report on Form 20-F for the year ended December 31, 2008 and our interim report on Form 6-K filed on May 7, 2009 that indicates on its cover page that it is incorporated by reference into our existing registration statements.

Outlook

Significant events after the balance sheet date (June 30, 2009).

Group.

    OTE.

On July 10, 2009, the Hellenic Republic irrevocably notified Deutsche Telekom of its intent to exercise the first of two put options granted to the Hellenic Republic by Deutsche Telekom under the terms of the Hellenic Republic stock purchase agreement. Pursuant to the terms of the first put option, Deutsche Telekom acquired 24,507,519 shares of Hellenic Telecommunications Organization S.A. (OTE), the first put shares, on July 31, 2009. As a result of the exercise of the first put option, Deutsche Telekom now beneficially owns 147,045,118 shares of OTE, representing 30 percent plus one share of the outstanding capital of OTE.

The board of directors of OTE is currently comprised of ten members, five nominees of DTAG and five nominees of the Hellenic Republic, following the resignation of Dr. Martin Walter, one of Deutsche Telekom’s nominees to the board of directors of OTE. Kevin Copp became the Group Chief Financial Officer of OTE effective August 1, 2009 and will remain a board member.

    Merger of T-Mobile International AG into Deutsche Telekom AG.

The merger of Deutsche Telekom AG, the absorbing company, and T-Mobile International AG was put forward for entry in the commercial register at the respective headquarters of the companies on July 1, 2009. The merger became effective upon entry in the commercial register on July 6, 2009. All assets, liabilities, rights, and obligations of T-Mobile International AG have been transferred to Deutsche Telekom AG. T-Mobile International AG ceased to exist when the merger was entered in the Commercial Register.

    Additional steps taken to implement the approved reorganization.

The Supervisory Board of Deutsche Telekom AG approved the pooling of Southern and Eastern European business within a dedicated Board of Management department in February 2009. Mr. Guido Kerkhoff was appointed to the Board of Management effective March 1, 2009 and took over this newly created department. Another key point was the establishment of the Chief Operating Officer's (COO) department which brings together the functions of products and innovation, IT and technology as well as procurement. This department has been headed by Mr. Hamid Akhavan since July 1, 2009.

Since July 1, 2009, the operating segments have been organized according to the realigned management structure approved by the Supervisory Board on April 29, 2009. Compared with the previous organization, the new structure increases regional market responsibility in the combined fixed-network and mobile communications business and supports functional integration of operations. Four functional and three regional decision-making boards below Board of Management level form an essential interface between the regional and functional areas of responsibility of the Board of Management members. The realignment also results in a change of the future structure of the operating segments from July 1, 2009. In the future, Deutsche Telekom will report on the operating segments Germany, USA, Europe, Southern and Eastern Europe, Systems Solutions and on Group Headquarters & Shared Services. The Interim Group Report as of September 30, 2009 will reflect this new segment structure for the first time.

    LIGA total! – the Bundesliga service from Deutsche Telekom via Entertain and cell phones.

LIGA total! will start on August 7, 2009 with live broadcasts of all games in the top two German soccer leagues. LIGA total! adds another high-quality channel to the program portfolio of Deutsche Telekom’s IPTV platform, Entertain. By making thorough use of the possibilities offered by IPTV and employing broadcasting technology in HD quality, LIGA total! sets new standards in sports broadcasting. Fans can also follow all matches live on UMTS-enabled T-Mobile cell phones. Constantin Sport Medien AG is responsible for the editorial production of LIGA total!.

    The Supervisory Board of T-Hrvatski Telekom approves the merger of T-Com and T-Mobile in Croatia.

The Croatian telecommunications provider T-Hrvatski Telekom (T-HT) is undergoing a strategic and organizational realignment. The Supervisory Board approved the Board of Management's proposal to consolidate and merge T-Com and T-Mobile into a single business unit. T-HT, in which Deutsche Telekom holds a 51-percent stake, intends to maintain a leading role in the Croatian telecommunications market. The proposed reorganization is to be completed by January 2010. The aim of the new structure is to be able to offer customers increasingly integrated solutions in the areas of sales, customer service, and product innovation as well as to strengthen marketing, sales, customer services, and operational processes. The move also allows the company to manage its fixed-network and mobile communications business more efficiently. In a first step to integrate the business operations of T-Com and T-Mobile, in the coming months T-HT will realign the sales, marketing and customer service processes according to customer segments (consumer and business customers) and restructure the management teams.

    Issuances after the balance sheet date.

Deutsche Telekom AG has made a private placement in the amount of EUR 350 million with a 12-year term via its financing subsidiary, Deutsche Telekom International Finance B.V.

Mobile Communications Europe.

Focus remains on innovative products and services.

T-Mobile is launching the Android-based T-Mobile G2 Touch in August 2009, initially in four European markets – Germany, the United Kingdom, the Netherlands and Austria. The T-Mobile G2 Touch is the follow-up model of the successful T-Mobile G1. Some Google services are preinstalled, additional applications are available for download from the Android marketplace.

Mobile Communications USA.

    Launch of new 3G Android device.

Mobile Communications USA has launched the new T-Mobile myTouch 3G handset, the follow-up to the T-Mobile G1. The T-Mobile myTouch 3G boasts an array of new features such as  a touch-screen display with virtual keyboard and builds on its popular predecessor.

    Retail agreement with RadioShack.

On July 23, 2009, T-Mobile USA announced a retail agreement with RadioShack to offer T-Mobile products and services in more than 4,000 stores. The relationship expands RadioShack’s wireless offerings and for Mobile Communications USA, the agreement nearly doubles the number of national retail partner stores offering its products and services nationwide, making RadioShack T-Mobile USA’s largest national retail partner.

Broadband/Fixed Network.

    Deutsche Telekom reaches agreement with 1&1 and Vodafone on VDSL wholesale offer.

At the beginning of July 2009, Deutsche Telekom concluded an agreement on wholesale VDSL with Vodafone and 1&1. Under the agreements, both parties may offer customers their own VDSL retail services. The wholesale service is also available to all other market participants. The price includes an integrated "success factor," i.e., the wholesale price drops depending on how many customers competitors and Deutsche Telekom collectively gain. The agreed monthly entry price is EUR 25.36 for a 48-month contract term and EUR 26.28 for a 12-month contract term. These agreements show that market-based solutions are possible even without regulatory intervention. An agreement was concluded with EWE in mid-July 2009 on the further joint roll-out of the broadband network.

    Gamesload launches mobile games service.

From July 2009, more than 600 games will be available to download onto mobile handsets. This offering includes both chargeable full versions and many free or demo games. The range of mobile games will continue to grow and develop to keep up with the launch of new cell phone models and games.

Systems Solutions.

    Construction equipment manufacturer Komatsu implements a T-Systems solution in South Africa.

Komatsu has commissioned T-Systems to build an information and management system in South Africa so that it can view the whole picture instead of just individual divisions. The project will span Komatsu’s 39 locations in South Africa, Botswana, and Namibia, and is one of the largest of its kind in Southern Africa.

Development of revenue and profits.1

    Market expectations.

The economic difficulties in domestic and international markets may continue to force companies around the world to cut costs, while the business with corporate and business customers in the areas of telecommunications and information technology may be impacted. Although consumer restraint in Germany in terms of telecommunications expenditure is not yet very pronounced, the economic crisis has noticeably weakened the mobile communications market in the United States and many parts of Europe. Deutsche Telekom's main sales markets will also face intense competition and a continuing fall in prices.

    Deutsche Telekom is well positioned.

Deutsche Telekom will consistently pursue its strategic areas of action – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet, and rolling out network-centric ICT – to achieve its long-term goal of becoming a global leader in connected life and work. Uncertainty about future developments continues to dominate the international financial markets. The situation in the debt capital markets has eased up since the beginning of the year, making major issuances possible. By the end of July 2009, Deutsche Telekom had issued bonds totaling EUR 5.1 billion and promissory notes with a volume of EUR 0.2 billion. Long-term debt capital is thus available to largely cover the refinancing needs for 2009. Deutsche Telekom is in a strong liquidity position with bilateral bank lines and current assets available as liquidity reserves. Deutsche Telekom intends to pursue its financial targets, i.e., a sustained strong cash flow and the payment of an attractive dividend, despite an anticipated unfavorable economic environment. This will also be supported by the systematic implementation of cost-cutting measures. Where this requires adjustment of the personnel structure, any staff reductions necessary will be primarily implemented using socially responsible, voluntary instruments such as partial and early retirement arrangements and severance and voluntary redundancy payments. In addition, where it makes sense as part of the further internationalization of Deutsche Telekom, consolidation may also be an option in markets where the Group is already active. Activities outside these markets are also possible to leverage international economies of scale and synergies.

    General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

1 Outlook – in particular the following statements regarding the development of revenue and profit - contains forward-looking statements that reflect management's current views with respect to future events. Words such as "assume," "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "plan," "project," "should," "want" and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2009. Such statements are subject to risks and uncertainties, such as changes in general economic and business conditions, including the significant economic decline currently underway in the markets in which we and our subsidiaries and associated companies operate, ongoing instability and volatility in worldwide financial markets, changes in exchange and interest rates, the reorganization of our fixed-line and mobile operations in Germany, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom's ability to achieve its objectives are described in the "Forward Looking Statements"  and "Risk Factors"  sections in the Annual Report on Form 20-F as well as in "Risks and opportunities" in this Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document's publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

    Mobile Communications Europe.

Deutsche Telekom expects customer numbers to continue growing in the Mobile Communications Europe operating segment. Ongoing development of the mobile Internet with innovative data services and new, intelligent mobile handsets at attractive prices are proving to be important and constant growth drivers. Furthermore, convergence products that bring together mobile communications, Internet and the fixed network within the context of connected life and work will enable Deutsche Telekom to enhance its product portfolio and increase the number of valuable customer relationships in the contract customer segment over the long term.

The investment in OTE has added more mobile growth markets in Southeastern Europe to the segment's footprint and will make it possible to tap additional potential for a sustained increase in revenue, profit, and its customer base. In addition, cost-cutting initiatives safeguard the development of earnings and thus support Deutsche Telekom's position. Nevertheless, Deutsche Telekom continues to face a difficult macroeconomic situation and ongoing fierce competition in the Mobile Communications Europe operating segment. In addition, regulatory measures and exchange rate fluctuations in individual countries may have a negative effect on revenues and earnings when translated into euros.

The key areas of capital expenditure in Europe will be improvements in GSM network quality and the further roll-out of UMTS networks, driven forward as part of introducing the technology for next-generation mobile networks. T-Mobile Deutschland and T-Mobile Austria have already successfully tested the Long Term Evolution (LTE) technical standard under the Deutsche Telekom umbrella as one of the potential future technologies for next-generation mobile networks.

    Mobile Communications USA.

Assuming exchange rates remain approximately at current levels, an increase in Mobile Communications USA operating segment total revenue is expected in euros in 2009. Mobile Communications USA will continue to focus capital expenditure on the enhancement of network quality and coverage, including the continued build out of 3G mobile communications networks during 2009.

    Broadband/Fixed Network.

Deutsche Telekom will defend its market leadership in the broadband and fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share. The Company is countering these losses with a quality and service campaign that will again focus the Broadband/Fixed Network operating segment in 2009 on broadband market leadership and on safeguarding and defending its core voice and access business. In addition, Deutsche Telekom continues to promote growth by offering new products with additional functions, such as video telephony.

One of the key issues in 2009 will be the further development of the mass market with Entertain products through a combination of fast DSL access and attractive content and features, including high-performance packages that comprise television via DSL and fixed-network lines with flat rates. Deutsche Telekom will continue to redesign its networks, processes and structures to increase quality and improve its cost basis in order to safeguard its future competitiveness. Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term.

    Systems Solutions.

T-Systems focuses on the ICT services growth market with systems solutions for Deutsche Telekom’s corporate customers. Drawing on a global infrastructure of computing centers and networks, T-Systems is managing information and communication services for some 400 corporate customers, including both multinational corporations and public-sector and public health institutions. T-Systems also provides global systems integration services and has a proven industry track record, as the example of the automotive industry shows. On this basis, Deutsche Telekom’s corporate customer arm provides integrated solutions for the networked future of business and society. Outside Germany, companies' increasing globalization is translating into growing demand in the international ICT market overall, which is being addressed by T-Systems. Cost-cutting measures are already showing clear effects and will be continued.

The operating segment's revenue is expected to remain slightly below the prior-year level in 2009 due to the negative impact of the economic crisis and the corresponding pressure on prices. Taking into account the measures described and the efficiency program that is already in place, profits are expected to be slightly better than in the prior year.

    Group Headquarters & Shared Services.

Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento, mainly as a result of the efforts to acquire employment opportunities for civil servants and non-civil servant employees. In particular, the improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of the shared services.

Interim consolidated financial statements.
Consolidated balance sheet.

	June 30, 2009 millions of €	Dec. 31, 2008a millions of €	Change millions of €	Change %	June 30, 2008a millions of €
Assets
Current assets	20,096	15,431	4,665	30.2	15,542
Cash and cash equivalents	5,836	3,026	2,810	92.9	1,954
Trade and other receivables	8,195	7,393	802	10.8	7,262
Current recoverable income taxes	148	273	(125)	(45.8)	170
Other financial assets	1,937	1,692	245	14.5	2,396
Inventories	1,517	1,294	223	17.2	1,233
Non-current assets and disposal groups held for sale	344	434	(90)	(20.7)	640
Other assets	2,119	1,319	800	60.7	1,887
Non-current assets	112,806	107,709	5,097	4.7	104,584
Intangible assets	56,796	53,927	2,869	5.3	53,576
Property, plant and equipment	47,671	41,559	6,112	14.7	41,005
Investments accounted for using the equity method	150	3,557	(3,407)	(95.8)	2,632
Other financial assets	1,707	1,863	(156)	(8.4)	711
Deferred tax assets	5,866	6,234	(368)	(5.9)	6,172
Other assets	616	569	47	8.3	488
Total assets	132,902	123,140	9,762	7.9	120,126

Liabilities and shareholders’ equity
Current liabilities	28,819	24,242	4,577	18.9	24,107
Financial liabilities	14,047	9,584	4,463	46.6	10,544
Trade and other payables	7,033	7,073	(40)	(0.6)	5,942
Income tax liabilities	448	585	(137)	(23.4)	483
Other provisions	2,791	3,437	(646)	(18.8)	2,992
Liabilities directly associated with non-current assets and disposal groups held for sale	0	95	(95)	-	334
Other liabilities	4,500	3,468	1,032	29.8	3,812
Non-current liabilities	62,616	55,786	6,830	12.2	53,914
Financial liabilities	42,819	37,010	5,809	15.7	35,957
Provisions for pensions and other employee benefits	5,879	5,157	722	14.0	5,257
Other provisions	2,776	3,304	(528)	(16.0)	3,414
Deferred tax liabilities	7,551	7,108	443	6.2	6,412
Other liabilities	3,591	3,207	384	12.0	2,874
Liabilities	91,435	80,028	11,407	14.3	78,021

Shareholders' equity	41,467	43,112	(1,645)	(3.8)	42,105
Issued capital	11,165	11,165	0	0.0	11,165
Capital reserves	51,527	51,526	1	0.0	51,525
Retained earnings including carryforwards	(20,620)	(18,761)	(1,859)	(9.9)	(18,966)
Total other comprehensive income	(5,454)	(5,411)	(43)	(0.8)	(6,043)
Net profit (loss)	(603)	1,483	(2,086)	n.a.	1,318
Treasury shares	(5)	(5)	0	0.0	(5)
Issued capital and reserves attributable to owners of the parent	36,010	39,997	(3,987)	(10.0)	38,994
Non-controlling interests	5,457	3,115	2,342	75.2	3,111
Total liabilities and shareholders’ equity	132,902	123,140	9,762	7.9	120,126

a
Comparative periods adjusted. Changes in the presentation of derivatives. For explanations, please refer to: Selected explanatory notes / Accounting policies."
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated income statement.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Cost of sales	(8,746)	(8,342)	(4.8)	(17,652)	(16,664)	(5.9)	(34,592)
Gross profit	7,492	6,783	10.5	14,488	13,439	7.8	27,074
Selling expenses	(4,059)	(3,810)	(6.5)	(8,055)	(7,519)	(7.1)	(15,952)
General and administrative expenses	(1,469)	(1,230)	(19.4)	(2,605)	(2,333)	(11.7)	(4,821)
Other operating income	253	258	(1.9)	640	1,013	(36.8)	1,971
Other operating expenses	(205)	(133)	(54.1)	(2,212)	(434)	n.a.	(1,232)
Profit from operations	2,012	1,868	7.7	2,256	4,166	(45.8)	7,040
Finance costs	(635)	(770)	17.5	(1,267)	(1,342)	5.6	(2,487)
Interest income	91	87	4.6	191	158	20.9	408
Interest expense	(726)	(857)	15.3	(1,458)	(1,500)	2.8	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	9	5	80.0	14	16	(12.5)	(388)
Other financial income (expense)	(389)	(211)	(84.4)	(504)	(327)	(54.1)	(713)
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Profit before income taxes	997	892	11.8	499	2,513	(80.1)	3,452
Income taxes	(401)	(344)	(16.6)	(827)	(906)	8.7	(1,428)
Profit (loss)	596	548	8.8	(328)	1,607	n.a.	2,024

Profit (loss) attributable to	596	548	8.8	(328)	1,607	n.a.	2,024
Owners of the parent (net profit (loss))	521	394	32.2	(603)	1,318	n.a.	1,483
Non-controlling interests	75	154	(51.3)	275	289	(4.8)	541

Earnings per share.

		Q2 2009	Q2 2008	Change %	H1 2009	H1 2008	Change %	FY 2008
Earnings per share/ADS
Basic	(€)	0.12	0.09	33.3	(0.14)	0.30	n.a.	0.34
Diluted	(€)	0.12	0.09	33.3	(0.14)	0.30	n.a.	0.34

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Profit (loss)	596	548	8.8	(328)	1,607	n.a.	2,024
Actuarial gains and losses on defined benefit plans and other employee benefits	0	0	-	0	0	-	227
Revaluation due to business combinations	0	(1)	n.a.	(33)	(1)	n.a.	0
Exchange differences on translating foreign operations	(120)	745	n.a.	52	(963)	n.a.	(352)
Available-for-sale financial assets
Change in other comprehensive income (not recognized in income statement)	(3)	0	n.a.	(6)	1	n.a.	1
Recognition of other comprehensive income in income statement	0	0	-	0	0	-	0
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	108	157	(31.2)	33	77	(57.1)	60
Recognition of other comprehensive income in income statement	(87)	0	n.a.	(26)	(9)	n.a.	(101)
Other income and expense recognized directly in equity	0	0	-	11	0	n.a.	(8)
Income taxes relating to components of other comprehensive income	3	(50)	n.a.	6	(22)	n.a.	(53)
Other comprehensive income	(99)	851	n.a.	37	(917)	n.a.	(226)
Total comprehensive income	497	1,399	(64.5)	(291)	690	n.a.	1,798

Total comprehensive income attributable to	497	1,399	(64.5)	(291)	690	n.a.	1,798
Owners of the parent	320	1,132	(71.7)	(602)	249	n.a.	1,251
Non-controlling interests	177	267	(33.7)	311	441	(29.5)	547

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity.

	Issued capital and reserves attributable to owners of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Total other comprehensive income
	Issued capital	Capital reserves	Retained earnings incl. carry-forwards	Net profit (loss)	Translation of foreign operations	Revalua-tion surplus	Available-for-sale financial assets	Cash flow hedges
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	11,165	51,524	(16,218)	571	(5,999)	308	2	1,126
Unappropriated profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Total comprehensive income				1,318	(1,115)	(1)	1	68
Transfer to retained earnings			67			(67)
Balance at June 30, 2008	11,165	51,525	(18,966)	1,318	(7,114)	240	3	1,194

Balance at January 1, 2009	11,165	51,526	(18,761)	1,483	(6,356)	202	3	1,085
Changes in the composition of the Group
Unappropriated profit (loss) carried forward			1,483	(1,483)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Total comprehensive income				(603)	18	(33)	(8)	7
Transfer to retained earnings			44			(44)
Balance at June 30, 2009	11,165	51,527	(20,620)	(603)	(6,338)	125	(5)	1,092

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

				Total	Non-controlling interests	Total shareholders’ equity
	Total other comprehensive income		Treasury shares
	Other comprehensive income	Deferred taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	0	(344)	(5)	42,130	3,115	45,245
Unappropriated profit (loss) carried forward				0		0
Dividends				(3,386)	(445)	(3,831)
Proceeds from the exercise of stock options				1		1
Total comprehensive income	0	(22)		249	441	690
Transfer to retained earnings				0		0
Balance at June 30, 2008	0	(366)	(5)	38,994	3,111	42,105

Balance at January 1, 2009	(11)	(334)	(5)	39,997	3,115	43,112
Changes in the composition of the Group				0	2,872	2,872
Unappropriated profit (loss) carried forward				0		0
Dividends				(3,386)	(841)	(4,227)
Proceeds from the exercise of stock options				1	0	1
Total comprehensive income	11	6		(602)	311	(291)
Transfer to retained earnings				0		0
Balance at June 30, 2009	0	(328)	(5)	36,010	5,457	41,467

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Profit (loss)	596	548	(328)	1,607	2,024
Depreciation, amortization and impairment losses	3,015	2,698	7,713	5,355	10,975
Income tax expense (benefit)	401	344	827	906	1,428
Interest income and interest expenses	635	770	1,267	1,342	2,487
Other financial (income) expense	389	211	504	327	713
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(9)	(5)	(14)	(16)	388
Profit on the disposal of fully consolidated subsidiaries	(6)	2	(23)	(499)	(455)
Other non-cash transactions	(17)	(62)	(100)	(72)	(147)
(Gain) loss from the disposal of intangible assets and property, plant and equipment	15	20	33	27	70
Change in assets carried as working capital	306	81	14	(131)	286
Change in provisions	(814)	(172)	(1,191)	(356)	493
Change in other liabilities carried as working capital	(169)	53	(641)	(118)	(130)
Income taxes received (paid)	(211)	(116)	(499)	(268)	(520)
Dividends received	7	3	7	39	13
Net payments from entering into or cancelling interest rate swapsa	77	-	242	-	-
Cash generated from operations	4,215	4,375	7,811	8,143	17,625
Interest paid	(975)	(1,066)	(1,976)	(1,746)	(3,431)
Interest received	272	373	643	616	1,174
Net cash from operating activities	3,512	3,682	6,478	7,013	15,368
Cash outflows for investments in
Intangible assets	(385)	(347)	(668)	(568)	(1,799)
Property, plant and equipment	(1,826)	(1,490)	(4,154)	(3,061)	(6,908)
Non-current financial assets	(16)	(2,661)	(96)	(2,683)	(3,261)
Investments in fully consolidated subsidiaries and business units	(68)	0	(68)	(1,028)	(1,030)
Proceeds from disposal of
Intangible assets	0	23	2	26	34
Property, plant and equipment	103	95	162	182	338
Non-current financial assets	68	33	86	132	102
Investments in fully consolidated subsidiaries and business units	92	8	120	743	778
Net change in short-term investments and marketable securities and receivables	3	136	(387)	(164)	611
Net change in cash and cash equivalents due to inclusion of OTE	0	-	1,558	-	-
Other	0	(11)	(93)	(16)	(249)
Net cash used in investing activities	(2,029)	(4,214)	(3,538)	(6,437)	(11,384)
Proceeds from issue of current financial liabilities	2,634	20,480	2,944	28,212	39,281
Repayment of current financial liabilities	(1,316)	(18,994)	(4,051)	(29,461)	(44,657)
Proceeds from issue of non-current financial liabilities	2,744	2,474	4,980	4,220	6 477
Repayment of non-current financial liabilities	(18)	(24)	(113)	(56)	(96)
Dividend payments	(3,814)	(3,702)	(3,886)	(3,702)	(3,963)
Proceeds from the exercise of stock options	-	0	-	2	3
Repayment of lease liabilities	(33)	(41)	(64)	(77)	(142)
Net cash from (used in) financing activities	197	193	(190)	(862)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	43	22	60	40	(61)
Net increase (decrease) in cash and cash equivalents	1,723	(317)	2,810	(246)	826
Cash and cash equivalents, at the beginning of the period	4,113	2,271	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	5,836	1,954	5,836	1,954	3,026

a	Disclosure was adjusted in the first half of 2009. For explanations, please refer to "Selected explanatory notes / Accounting policies."

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements for the period ended June 30, 2009 have been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These interim consolidated financial statements are also in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2008.

Statement of compliance.

In the opinion of the Board of Management, the half-yearly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2008 for the accounting policies applied for the Group's financial reporting. To implement its "Focus, fix and grow" strategy, Deutsche Telekom transferred some 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales & Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions.

Deutsche Telekom adjusted the presentation of its cash flow statement for the first half of 2009. Net payments from entering into or cancelling interest rate swaps are disclosed as cash generated from operations under net cash from operating activities. Deutsche Telekom believes that this change better reflects the economic nature of the transaction. The change has an immaterial on prior-year periods, hence no adjustments were made.

In September 2007, the IASB issued an amendment to IAS 1 "Presentation of Financial Statements." The amendments to IAS 1 were endorsed by the European Union in December 2008 and are effective for financial years beginning on or after January 1, 2009. In accordance with the amendments to IAS 1, Deutsche Telekom has adjusted the presentation of its results of operations, financial position or cash flows as follows:

●
    All changes in shareholders' equity resulting from transactions with owners are presented separately from those changes in shareholders' equity not resulting from transactions with owners (non-     owner changes).

●
    Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).

●	The components of other comprehensive income are presented in the consolidated statement of comprehensive income.

●	Total other comprehensive income is presented in the consolidated statement of changes in equity.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented.

As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the balance sheet as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for prior-year periods have been adjusted accordingly. The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 "Borrowing Costs." The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom's accounting principles, qualifying assets are construction projects or other assets for which a period of at least 12 months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale.

Since January 1, 2009, Deutsche Telekom has capitalized borrowing costs as a portion of the cost of acquisition or production of qualifying assets in cases in which the criteria for capitalization set out in IAS 23 were met. The amount of the borrowing costs required to be capitalized was calculated on the basis of an average capitalization rate of 6.8 percent applied across the Group. The figures for prior-year periods have not been adjusted.

In June 2007, the IFRIC issued IFRIC 13 "Customer Loyalty Programmes." The European Union endorsed IFRIC 13 in December 2008. The interpretation is effective for financial years beginning on or after July 1, 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Deutsche Telekom adjusted its accounting policies accordingly as of January 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Business combinations
OTE.

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders' agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote - each share is entitled to one vote - and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (Put Option I) and 10 percent (Put Option II) of the shares. Put Option I can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months ending in November 2009 (for further explanation, please refer to "Outlook / Significant events after the balance sheet date"). Subsequently, Put Option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. Put Option II also includes shares which were not sold to Deutsche Telekom during the term of Put Option I. The consummation of the shareholders' agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE's shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders' agreement. Deutsche Telekom holds a stake in OTE of 25 percent plus one share as a result of the aforementioned transactions. Furthermore, Deutsche Telekom has assumed present ownership of the shares of Put Option I after the share purchase agreement became effective, i.e., it recognized the agreed purchase price of EUR 0.7 billion as costs for the acquisition of an additional 5 percent share.

The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company's financial and operating policies.

Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, Put Option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.1 billion had an effect on cash flows until June 30, 2009. The following table shows the purchase price as of the date of acquisition:

	Interest %	billions of €
Purchase price for acquired shares	25.0	3.1
Shares acquired from Marfin Investment Group	20.0	2.6
Shares acquired from the market	2.0	0.1
Shares acquired from the Hellenic Republic	3.0	0.4
Put option I	5.0	0.7
Put option II	10.0	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40.0	4.4

The total liability for Put Option II comprises the covered shares measured at market price as well as a market price premium. The carrying amounts of the liabilities for Put Option II are adjusted in each period in the event of changes in market price, as well as for both options in the event that they are not exercised. As of the balance sheet date, liabilities for Put Option II adjusted for changes in market prices amounted to EUR 0.6 billion; accordingly, goodwill decreased by EUR 0.1 billion compared with the date of acquisition to EUR 2.4 billion.

The business combination with OTE resulted in the recognition of goodwill of EUR 2.5 billion as of the date of acquisition, determined on the basis of a preliminary purchase price allocation. This goodwill arises from synergies expected from the two companies, in particular due to integrated market approach and procurement.

The fair values of OTE’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the purchase price allocation is still preliminary, the amounts can be subject to change. As soon as the measurement has been finalized, the final purchase price allocation will be carried out.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	16,674	14,567
Current assets	3,455	3,455
Cash and cash equivalents	1,580	1,580
Non-current assets and disposal groups held for sale	159	159
Other assets	1,716	1,716

Non-current assets	13,219	11,112
Intangible assets	5,346	4,751
Of which: goodwill	2,482	3,835
Property, plant and equipment	7,091	5,611
Other assets	782	750

Liabilities	9,854	9,441
Current liabilities	3,012	3,012
Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,453	1,453

Non-current liabilities	6,842	6,429
Financial liabilities	5,133	5,411
Other liabilities	1,709	1,018
Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of the year. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time.

The approval of the acquisition of OTE was granted by the supervisory authorities subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated balance sheet as of the reporting date.

OTE was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 2,417 million as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, Deutsche Telekom's net revenue would have been EUR 499 million higher. Deutsche Telekom's loss for the current period includes a profit at OTE of EUR 21 million. Had the business combination already occurred on January 1, 2009, the loss would have been EUR 24 million lower.

Changes in the composition of the Group.

In the past year, Deutsche Telekom acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first half of 2008. This primarily relates to SunCom, which was included in the consolidated financial statements for the first time as of February 22, 2008. Furthermore, DeTeImmobilien was deconsolidated effective September 30, 2008. The equity interest in CAP Customer Advantage Program GmbH was sold as of January 30, 2009. In addition, OTE was fully consolidated for the first time on February 6, 2009 upon implementation of the shareholders’ agreement.

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2009.

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	SystemsSolutions millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	1,126	102	1,264	(6)	3	2,489
Cost of sales	(681)	(42)	(761)	(1)	(26)	(1,511)
Gross profit (loss)	445	60	503	(7)	(23)	978
Selling expenses	(308)	(39)	(211)	2	2	(554)
General and administrative expenses	(64)	(4)	(145)	2	39	(172)
Other operating income	10	0	7	(1)	18	34
Other operating expenses	(2)	0	(4)	0	(11)	(17)
Profit (loss) from operations	81	17	150	(4)	25	269
Finance costs	(33)	0	(80)	0	(30)	(143)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	0	(1)	0	15	14
Profit (loss) from financial activities	(33)	0	(81)	0	(15)	(129)
Profit (loss) before income taxes	48	17	69	(4)	10	140
Income taxes	(20)	(6)	(62)	1	(3)	(90)
Profit (loss)	28	11	7	(3)	7	50

Selected notes to the consolidated income statement.

Net revenue.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666

In the first half of financial year 2009, Deutsche Telekom generated a year-on-year revenue increase of EUR 2.0 billion or 6.8 percent, primarily as a result of EUR 2.4 billion from the first-time full consolidation of OTE and positive exchange rate effects totaling EUR 0.3 billion.

The Mobile Communications Europe operating segment recorded a 3.9-percent increase in revenue year-on-year to EUR 10.6 billion. This increase was also largely due to the full consolidation of OTE, which contributed EUR 1.2 billion to the operating segment’s revenue. Revenue for the first half year was negatively affected by exchange rate effects amounting to EUR 0.6 billion, which resulted essentially from the translation of pounds sterling, Polish zlotys, Hungarian forints and Czech korunas to euros. General economic conditions and the continuing high level of competitive pressure also had a negative effect on revenue.

Revenue from the Mobile Communications USA operating segment increased EUR 1.1 billion year-on-year to EUR 8.1 billion in the first half of the year. This revenue growth was primarily the result of exchange rate effects totaling EUR 1.0 billion from the translation of U.S. dollars to euros. Reflecting the effects of the unfavorable development of the economy in general, revenue per contract customer declined, however.

Revenue from the Broadband/Fixed Network operating segment increased EUR 0.7 billion year-on-year to EUR 11.9 billion. The positive effect of EUR 1.4 billion from the full consolidation of OTE for the first time was partially offset by lower revenues in Germany of EUR 0.6 billion, due to line losses and a decrease usage-related charges, and a decrease in revenues in Eastern Europe due to intense competition in the traditional fixed-network business.

The Systems Solutions operating segment generated revenue of EUR 4.3 billion. Revenue declined by EUR 0.2 billion year-on-year, primarily as a result of lower intragroup revenue. International revenue increased.

Cost of sales.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Cost of sales	(8,746)	(8,342)	(4.8)	(17,652)	(16,664)	(5.9)	(34,592)

The cost of sales increased year-on-year, primarily as a consequence of the full consolidation of OTE (EUR 1.5 billion) for the first time in the first half of 2009.

The Mobile Communications USA operating segment also recorded an increase in cost of sales, EUR 0.5 billion of which related to exchange rate effects and EUR 0.2 billion to increased cost of sales in connection with higher customer numbers and network expansion. By contrast, a decrease in the cost of sales was recorded by the operating segments Mobile Communications Europe, Broadband/Fixed Network (both excluding OTE) and Systems Solutions.

Selling expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Selling expenses	(4,059)	(3,810)	(6.5)	(8,055)	(7,519)	(7.1)	(15,952)

Selling expenses increased by EUR 0.5 billion, mainly as a result of the full consolidation of OTE for the first time. Exchange rate effects, especially from the translation of U.S. dollars to euros, also increased selling expenses by EUR 0.2 billion.

General and administrative expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(1,469)	(1,230)	(19.4)	(2,605)	(2,333)	(11.7)	(4,821)

The increase in general and administrative expenses is mainly attributable to the full consolidation of OTE for the first time in the first half of 2009.

Other operating income / expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Other operating income	253	258	(1.9)	640	1,013	(36.8)	1,971
Other operating expenses	(205)	(133)	(54.1)	(2,212)	(434)	n.a.	(1,232)

Other operating income decreased by EUR 0.4 billion compared with the first half of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included income from the gain on the disposal of Media&Broadcast.

In the current reporting period, this item also included income recognized in the first quarter of 2009 as a result of the reclassification of real estate from assets held for sale to non-current assets.

Other operating expenses rose by EUR 1.8 billion compared with the first half of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion recorded in the first quarter of 2009. For further details, please refer to the "Depreciation, amortization and impairment losses" section.

Profit/loss from financial activities.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Finance costs	(635)	(770)	17.5	(1,267)	(1,342)	5.6	(2,487)
Interest income	91	87	4.6	191	158	20.9	408
Interest expense	(726)	(857)	15.3	(1,458)	(1,500)	2.8	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	9	5	80.0	14	16	(12.5)	(388)
Other financial income (expense)	(389)	(211)	(84.4)	(504)	(327)	(54.1)	(713)

The increase of EUR 0.1 billion in the loss from financial activities compared with the first half of 2008 is mainly attributable to the increase in other financial expense. Finance costs were subject to two offsetting effects.

On the one hand, interest expense increased due to the full consolidation of OTE in the consolidated financial statements for the first time in the first half of 2009. On the other hand, the downgrade of Deutsche Telekom’s rating in the first half of 2008 and the resulting adjustment to carrying amounts for a number of bonds with rating-linked coupons had a one-time impact on interest expense in the prior- year period.

The EUR 0.2 billion increase in other financial expense compared with the first half of 2008 is mainly attributable to negative interest rate effects on provisions and liabilities.

Income taxes.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Income taxes	(401)	(344)	(16.6)	(827)	(906)	8.7	(1,428)

Despite significantly lower profit/loss before income taxes, income tax expense only decreased slighly compared with the first half of 2008. This relatively small decrease in income tax expense is attributable to an impairment of goodwill in the first quarter of 2009 that had no tax effect.

Other disclosures.

Personnel.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Personnel costs	(3,643)	(3,457)	(5.4)	(6,953)	(6,777)	(2.6)	(14,078)

Average number of employees	260,380	236,183	10.2	254,853	237,143	7.5	234,887

	June 30, 2009	Dec. 31, 2008	Change	Change %	June 30, 2008
Number of employees at balance sheet date	261,373	227,747	33,626	14.8	235,794
Germany	130,452	131,713	(1,261)	(1.0)	142,358
International	130,921	96,034	34,887	36.3	93,436

Non-civil servants	229,990	195,634	34,356	17.6	202,151
Civil servants (Germany)	31,383	32,113	(730)	(2.3)	33,643

Trainees and student interns at balance sheet date	8,640	11,668	(3,028)	(26.0)	9,164

Personnel costs increased in the first half of 2009 by EUR 0.2 billion year-on-year. The decrease resulting from personnel reductions in Germany was more than offset by the full consolidation of OTE for the first time and the continued workforce expansion at T-Mobile USA.

These factors had a corresponding effect on the development in the average number of employees and the number at the balance sheet date.

Depreciation, amortization and impairment losses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Amortization and impairment of intangible assets	(884)	(773)	(14.4)	(3,475)	(1,549)	n.a.	(3,397)
Of which: UMTS licenses	(214)	(217)	1.4	(423)	(438)	3.4	(868)
Of which: U.S. mobile communications licenses	-	(7)	n.a.	-	(21)	n.a.	(21)
Of which: goodwill	(3)	-	n.a.	(1,806)	-	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,131)	(1,925)	(10.7)	(4,238)	(3,806)	(11.4)	(7,578)
Total depreciation, amortization and impairment losses	(3,015)	(2,698)	(11.7)	(7,713)	(5,355)	(44.0)	(10,975)

Depreciation, amortization and impairment losses in the Group increased in the first half of 2009 due to the full consolidation of OTE for the first time and to an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the first quarter of 2009.

Events or circumstances that resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile UK in the Mobile Communications Europe operating segment primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents.

Cash and cash equivalents increased from EUR 3.0 billion to EUR 5.8 billion as of June 30, 2009. This increase was primarily attributable to the first-time full consolidation of OTE, together with its cash and cash equivalents, in the consolidated financial statements, free cash flow, and an increase in net proceeds from the issue of financial liabilities. This increase was partially offset by dividend payments.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale.

As of June 30, 2009, current assets recognized in the consolidated balance sheet included EUR 0.3 billion in non-current assets and disposal groups held for sale, relating in particular to real estate owned by Deutsche Telekom AG.

Deutsche Telekom AG’s real estate portfolio.

Real estate amounting to EUR 0.3 billion (December 31, 2008: EUR 0.4 billion) was shown as held for sale in the consolidated balance sheet at the reporting date as a result of measures to make the use of floor space more efficient, especially for technical facilities. This relates primarily to Deutsche Telekom AG's real estate. Impairment losses of EUR 0.1 billion were expensed in the first half of 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the Group Headquarters & Shared Services operating segment was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion were recognized under other operating income in the income statement.

Cosmofon.

The assets and liabilities of Cosmofon, OTE’s Macedonian subsidiary (including sales company), were recognized in the consolidated balance sheet as held for sale under current assets and liabilities as of March 31, 2009. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated balance sheet as of the reporting date.

Intangible assets and property, plant and equipment.

	June 30, 2009 millions of €	Dec. 31, 2008 millions of €	Change millions of €	Change %	June 30, 2008 millions of €
Intangible assets	56,796	53,927	2,869	5.3	53,576
Of which: UMTS licenses	10,208	10,005	203	2.0	11,148
Of which: U.S. mobile communications licenses	17,452	17,666	(214)	(1.2)	15,546
Of which: goodwill	21,233	20,626	607	2.9	21,434
Property, plant and equipment	47,671	41,559	6,112	14.7	41,005

The total increase of EUR 9.0 billion in intangible assets and property, plant and equipment is mainly the result of the full consolidation of OTE for the first time. The changes in the composition of the Group had an overall effect of EUR 2.8 billion relating to intangible assets and EUR 7.0 billion relating to property, plant and equipment. In addition, the first-time full consolidation of OTE resulted in goodwill of EUR 2.4 billion.

Capital expenditure totaling EUR 6.7 billion (including the OTE goodwill of EUR 2.4 billion) contributed to the increase, while depreciation, amortization and impairment losses of EUR 7.7 billion had an offsetting effect. This figure includes an impairment loss of EUR 1.8 billion on the goodwill of the cash generating unit T-Mobile UK.

Additions to assets.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Additions to assets	2,258	1,749	29.1	6,686	4,314	55.0	10,117
Intangible assets	394	195	n.a.	3,091	1,439	n.a.	2,740
Property, plant and equipment	1,864	1,554	19.9	3,595	2,875	25.0	7,377

The increase in the investment volume compared with the first half of 2008 resulted mainly from the goodwill recognized in connection with the first-time consolidation of OTE amounting to EUR 2.4 billion. In the prior-year period, a goodwill from the first-time consolidation of SunCom was recorded (EUR 0.9 billion).

The additions to assets in the reporting period are related to network roll-out in the United States and the expansion of digital mobile communications networks in Europe. In addition, the Broadband/Fixed Network operating segment continued to invest in the roll-out of its access network.

Investments accounted for using the equity method.

Deutsche Telekom fully consolidated OTE for the first time as of February 6, 2009. Until that date, the existing shares in OTE were carried as an investment accounted for using the equity method. For further details relating to the acquisition of OTE, please refer to the "Business combinations" section.

Financial liabilities.

	June 30, 2009 millions of €	Due ≤1 year millions of €	Due >1 year ≤3 years millions of €	Due >3 year ≤5 years millions of €	Due > 5 years millions €
Bonds and other securitized liabilities	43,157	8,131	8,746	5,515	20,765
Liabilities to banks	4,806	811	823	1,577	1,595
Lease liabilities	1,965	128	216	231	1,390
Liabilities to non-banks from promissory notes	1,029	-	-	88	941
Other interest-bearing liabilities	608	297	143	35	133
Other non-interest-bearing liabilities	4,495	4,391	95	7	2
Derivative financial liabilities	806	289	155	222	140

Financial liabilities	56,866	14,047	10,178	7,675	24,966

Shareholders’ equity: Disclosure of tax effects relating to each component of other comprehensive income.

	First half of 2009			First half of 2008
	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €
Revaluation due to business combinations	(33)	0	(33)	0	0	0
Exchange differences on translation of foreign subsidiaries	52	0	52	(963)	0	(963)
Available-for-sale financial assets	(6)	4	(2)	1	0	1
Of which: recognized in income statement	0	0	0	0	0	0
Fair value measurement of hedging instruments	7	2	9	68	(23)	45
Of which: recognized in income statement	(26)	9	(17)	(9)	1	(8)
Other income and expense recognized directly in equity	11	0	11	(1)	1	0
Other comprehensive income	31	6	37	(895)	(22)	(917)
Profit (loss)			(328)			1,607
Total comprehensive income			(291)			690

Contingencies.

There were no significant changes at June 30, 2009 to the contingencies reported in the 2008 consolidated financial statements, with the exception of the following matter.

T-Online appraisal rights proceedings

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated May 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal (sofortige Beschwerde)  against the ruling immediately and within the stipulated period. Because the complaints do not stipulate a precise numerical claim, but rather target a supplementary cash payment in the amount deemed appropriate by the court, it is not possible at present to estimate whether Deutsche Telekom will be ordered to make a supplementary payment and if so, in what amount. Deutsche Telekom believes the plaintiffs’ claims are unfounded. However, should the current ruling of the Regional Court of Frankfurt /Main become legally binding and Deutsche Telekom be ordered to make a supplementary payment of EUR 1.15 per share to the former shareholders of T-Online, this could result in a payment of approximately EUR 0.2 billion. The amount of EUR 1.15 per share is a possible, but not the most probable option in the event that the Higher Regional Court determines a supplementary cash payment. It is also possible that in this event the Higher Regional Court will call in an expert counsultant to conduct a partial or full revaluation. The expert consultant's (partial) revaluation may result in no supplementary cash payment at all, but may also result in a higher payment than EUR 1.15 per share.

Executive bodies.

In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned his seat on the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales and Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. Guido Kerkhoff was appointed to the Group Board of Management effective March 1, 2009.

On April 29, 2009, the Supervisory Board decided to merge responsibility for standard fixed network and mobile communications business for consumers and business customers in Germany into a single Board of Management department – "Germany" – with effect from July 1, 2009. This department is headed by Niek Jan van Damme. Reinhard Clemens retains responsibility for ICT solution business with corporate customers – T-Systems. Also, the Chief Operating Officer’s department was established, which is led by Hamid Akhavan, effective July 1, 2009. This new department brings together the responsibility for technology, IT, procurement, products and innovations for standard business for consumers and business customers in the Group. At the same time, Mr. Akhavan is also responsible for the Group’s mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, the Czech Republic and Poland.

Significant events after the balance sheet date (June 30, 2009).

Group.

    OTE.

On July 10, 2009, the Hellenic Republic irrevocably notified Deutsche Telekom of its intent to exercise the first of two put options granted to the Hellenic Republic by Deutsche Telekom under the terms of the Hellenic Republic stock purchase agreement. Pursuant to the terms of the first put option, Deutsche Telekom acquired 24,507,519 shares of Hellenic Telecommunications Organization S.A. (OTE), the first put shares, on July 31, 2009. As a result of the exercise of the first put option, Deutsche Telekom now beneficially owns 147,045,118 shares of OTE, representing 30 percent plus one share of the outstanding capital of OTE.

The board of directors of OTE is currently comprised of ten members, five nominees of DTAG and five nominees of the Hellenic Republic, following the resignation of Dr. Martin Walter, one of Deutsche Telekom’s nominees to the board of directors of OTE. Kevin Copp became the Group Chief Financial Officer of OTE effective August 1, 2009 and will remain a board member.

    Merger of T-Mobile International AG into Deutsche Telekom AG.

The merger of Deutsche Telekom AG, the absorbing company, and T-Mobile International AG was put forward for entry in the commercial register at the respective headquarters of the companies on July 1, 2009. The merger became effective upon entry in the commercial register on July 6, 2009. All assets, liabilities, rights, and obligations of T-Mobile International AG have been transferred to Deutsche Telekom AG. T-Mobile International AG ceased to exist when the merger was entered in the Commercial Register.

    Additional steps taken to implement the approved reorganization.

The Supervisory Board of Deutsche Telekom AG approved the pooling of Southern and Eastern Europe business within a dedicated Board of Management department in February 2009. Mr. Guido Kerkhoff was appointed to the Board of Management effective March 1, 2009 and took over this newly created department. Another key point was the establishment of the Chief Operating Officer's (COO) department which brings together the functions of products and innovation, IT and technology as well as procurement. This department has been headed by Mr. Hamid Akhavan since July 1, 2009.

Since July 1, 2009, the operating segments have been organized according to the realigned management structure approved by the Supervisory Board on April 29, 2009. Compared with the previous organization, the new structure increases regional market responsibility in the combined fixed-network and mobile communications business and supports functional integration of operations. Four functional and three regional decision-making boards below Board of Management level form an essential interface between the regional and functional areas of responsibility of the Board of Management members. The realignment also results in a change of the future structure of the operating segments from July 1, 2009. In future, Deutsche Telekom will report on the operating segments Germany, USA, Europe, Southern and Eastern Europe, Systems Solutions and on Group Headquarters & Shared Services. The Interim Group Report as of September 30, 2009 will reflect this new segment structure for the first time.

    The Supervisory Board of T-Hrvatski Telekom approves the merger of T-Com and T-Mobile in Croatia.

The Croatian telecommunications provider T-Hrvatski Telekom (T-HT) is undergoing a strategic and organizational realignment. The Supervisory Board approved the Board of Management's proposal to consolidate and merge T-Com and T-Mobile into a single business unit. T-HT, in which Deutsche Telekom holds a 51-percent stake, intends to maintain a leading role in the Croatian telecommunications market. The proposed reorganization is to be completed by January 2010. The aim of the new structure is to be able to offer customers increasingly integrated solutions in the areas of sales, customer service, and product innovation as well as to strengthen marketing, sales, customer services, and operational processes. The move also allows the company to manage its fixed-network and mobile communications business more efficiently. In a first step to integrate the business operations of T-Com and T-Mobile, in the coming months T-HT will restructure the sales, marketing and customer service processes according to customer segments (consumer and business customers) and restructure the management teams.

    Issuances after the balance sheet date.

Deutsche Telekom AG has made a private placement in the amount of EUR 350 million with a 12-year term via its financing subsidiary, Deutsche Telekom International Finance B.V.

Mobile Communications USA.

    Retail agreement with RadioShack.

On July 23, 2009, T-Mobile USA announced a retail agreement with RadioShack to offer T-Mobile products and services in more than 4,000 stores. The relationship expands RadioShack’s wireless offerings and for Mobile Communications USA, the agreement nearly doubles the number of national retail partner stores offering its products and services nationwide, making RadioShack T-Mobile USA’s largest national retail partner.

Broadband/Fixed Network.

    Deutsche Telekom reaches agreement with 1&1 and Vodafone on VDSL wholesale offer.

At the beginning of July 2009, Deutsche Telekom concluded an agreement on wholesale VDSL with Vodafone and 1&1. Under the agreements, both parties may offer customers their own VDSL retail services. The wholesale service is also available to all other market participants. The price includes an integrated "success factor," i.e., the wholesale price drops depending on how many customers competitors and Deutsche Telekom collectively gain. The agreed monthly entry price is EUR 25.36 for a 48-month contract term and EUR 26.28 for a 12-month contract term. These agreements show that market-based solutions are possible even without regulatory intervention. An agreement was concluded with EWE in mid-July 2009 on the further joint roll-out of the broadband network.

Systems Solutions.

    Construction equipment manufacturer Komatsu implements a T-Systems solution in South Africa.

Komatsu has commissioned T-Systems to build an information and management system in South Africa so that it can view the whole picture instead of just individual divisions. The project will span Komatsu’s 39 locations in South Africa, Botswana, and Namibia, and is one of the largest of its kind in Southern Africa.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 6.5 billion in the reporting period, compared with EUR 7.0 billion in the prior-year period. This decrease was mainly attributable to the development of working capital which, in the first six months of 2009, was mainly impacted by higher cash outflows for restructuring measures year-on-year. In addition, interest payments and income tax payments increased year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 3.5 billion as compared with EUR 6.4 billion in the same period of the previous year. This development was mainly due to the addition of OTE’s cash and cash equivalents amounting to EUR 1.6 billion in the first half of 2009 as part of the first-time full consolidation of OTE, whereas the first half of 2008 saw outflows for the acquisition of shares in OTE amounting to EUR 2.6 billion. Cash outflows for intangible assets and property, plant and equipment, however increased by EUR 1.2 billion, primarily as a result of the network roll-out in the United States and the United Kingdom.

Net cash outflows for acquisitions and disposals decreased by EUR 0.2 billion. Whereas cash outflows amounting to EUR 1.0 billion for the purchase of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast and Bild.T-Online were recorded in the first half of 2008, the first six months of 2009 saw cash outlaws of only EUR 0.1 billion for the disposal of CAP Customer Advantage Program GmbH and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.2 billion in the first half of 2009, compared with EUR 0.9 billion in the prior-year period.

This change was mostly attributable to EUR 0.7 billion higher year-on-year net proceeds from the issue of non-current financial liabilities and EUR 0.1 billion lower net repayments of current financial liabilities. On the other hand, dividend payments at subsidiaries were EUR 0.2 billion higher in the first half of 2009 than in the prior-year period.

The issue of financial liabilities in the first half of 2009 consisted in particular of the issue of a Eurobond totaling EUR 2.0 billion, medium-term notes totaling EUR 1.6 billion, a U.S. dollar bond totaling EUR 1.1 billion, and promissory notes totaling EUR 0.2 billion. Commercial paper for a net volume of EUR 1.5 billion was also issued. Medium-term notes for an amount of EUR 1.7 billion and a U.S. dollar bond for an amount of EUR 0.7 billion were repaid during the same period.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom's operating segments for the second quarter and the first six months of the years 2009 and 2008, as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group's profit/loss for the respective periods.

Segment information in the quarters.

Q2 2009 Q2 2008	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	5,307	193	5,500	917	(990)	(2)	34,900	12
	5,015	172	5,187	861	(941)	0	33,941	1
Mobile Communications USA	3,914	4	3,918	654	(522)	0	34,118	17
	3,496	2	3,498	584	(423)	(7)	29,670	12
Broadband/Fixed Networka	5,383	680	6,063	760	(1,103)	(12)	32,142	71
	4,922	639	5,561	819	(888)	(2)	26,969	82
Systems Solutionsa	1,502	677	2,179	27	(173)	0	6,873	50
	1,538	713	2,251	(65)	(188)	(7)	6,968	17
Group Headquarters & Shared Services	132	745	877	(280)	(198)	(26)	13,236	0
	154	761	915	(305)	(175)	(75)	11,930	2,520
Total	16,238	2,299	18,537	2,078	(2,986)	(40)	121,269	150
	15,125	2,287	17,412	1,894	(2,615)	(91)	109,478	2,632
Reconciliation	-	(2,299)	(2,299)	(66)	12	(1)	(3,834)	0
	-	(2,287)	(2,287)	(26)	10	(2)	(3,263)	0
Group	16,238	-	16,238	2,012	(2,974)	(41)	117,435	150
	15,125	-	15,125	1,868	(2,605)	(93)	106,215	2,632

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Half-year segment information.

H1 2009 H1 2008	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	10,201	376	10,577	(249)	(1,898)	(1,805)	34,900	12
	9,850	329	10,179	1 620	(1,881)	0	33,941	1
Mobile Communications USA	8,047	8	8,055	1,184	(1,053)	0	34,118	17
	6,953	6	6,959	1,086	(869)	(21)	29,670	12
Broadband/Fixed Networka	10,618	1,327	11,945	1,930	(2,101)	(19)	32,142	71
	9,954	1,284	11,238	1,708	(1,793)	(4)	26,969	82
Systems Solutionsa	2,998	1,287	4,285	38	(350)	0	6,873	50
	3,042	1,409	4,451	418	(375)	(8)	6,968	17
Group Headquarters & Shared Services	276	1,479	1,755	(549)	(378)	(129)	13,236	0
	304	1,495	1,799	(582)	(347)	(80)	11,930	2,520
Total	32,140	4,477	36,617	2,354	(5,780)	(1,953)	121,269	150
	30,103	4,523	34,626	4,250	(5,265)	(113)	109,478	2,632
Reconciliation	-	(4,477)	(4,477)	(98)	20	0	(3,834)	0
	-	(4,523)	(4,523)	(84)	24	(1)	(3,263)	0
Group	32,140	-	32,140	2,256	(5,760)	(1,953)	117,435	150
	30,103	-	30,103	4,166	(5,241)	(114)	106,215	2,632

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Segment information for the 2008 financial year.

FY 2008	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	19,978	685	20,663	3,188	(3,626)	(249)	30,441	3
Mobile Communications USA	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Broadband/Fixed Networka	19,779	2,722	22,501	2,759	(3,568)	(68)	26,836	83
Systems Solutionsa	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	599	2,974	3,573	(1,198)	(704)	(127)	11,676	3,411
Total	61,666	9,371	71,037	7,129	(10,526)	(481)	110,118	3,557
Reconciliation	-	(9,371)	(9,371)	(89)	31	1	(3,451)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Reconciliation of total profit/loss of segments to the Group's profit/loss for the period.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Total profit (loss) of reportable segments	2,078	1,894	2,354	4,250	7,129
Reconciliation to the Group	(66)	(26)	(98)	(84)	(89)
Profit (loss) from operations of the Group	2,012	1,868	2,256	4,166	7,040
Profit (loss) from financial activities	(1,015)	(976)	(1,757)	(1,653)	(3,588)
Profit before taxes	997	892	499	2,513	3,452
Income taxes	(401)	(344)	(827)	(906)	(1,428)
Profit (loss)	596	548	(328)	1,607	2,024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: August 6, 2009